As filed with the Securities and Exchange Commission on March 25, 1996

                                  Registration No. 33-60022






SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_________________________

POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

________________________

                        Calton, Inc.
      (Exact name of registrant as specified in its charter)

 New Jersey                   1531             22-2433361
(State or other juris-  (Primary Standard   (I.R.S. Employer
diction of incorporation    Industrial Classifi-   Identification No.)
  or organization)    cation Code Number)

                      500 Craig Road
             Manalapan, New Jersey 07726-8790
                     (908) 780-1800

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_________________________

                  Anthony J. Caldarone
             President and Chief Executive Officer
                    Calton, Inc.
                   500 Craig Road
           Manalapan, New Jersey 07726-8790
                  (908) 780-1800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

                John A. Aiello, Esq.
           Giordano, Halleran & Ciesla
            A Professional Corporation
              125 Half Mile Road
           Middletown, New Jersey  07748

                     _________________________


 Approximate date of commencement of proposed sale to the public: From time to time after the Post-Effective Amendment to the Registration Statement becomes effective.

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. | X |

CALTON, INC.

CROSS-REFERENCE SHEET

Pursuant to Item 501(b) of Regulation S-K

   Item Number and Caption in Form S-1       Caption of Heading in
                                                       Prospectus

 1. Forepart of the Registration State-
 ment and Outside Front Cover Page
 of Prospectus ......................          Cover Page of
                                               Registration Statement;
                                               and Outside Front Cover
                                               Page of Prospectus

 2. Inside Front and Outside Back Cover
 Pages of Prospectus ................          Inside Front and
                                               Outside Back Cover
                                               Pages of Prospectus;
                                               Table of Contents; and
                                               Available Information

 3. Summary Information, Risk Factors
 and Ratio of Earnings to Fixed
 Charges ............................          Prospectus Summary;
                                               Risk Factors; and Not
                                               Applicable

 4. Use of Proceeds .....................      Not Applicable

 5. Determination of Offering Price .....      Not Applicable

 6. Dilution ............................      Not Applicable

 7. Selling Securityholders .............      Principal and Selling
                                               Securityholders

 8. Plan of Distribution ................      Outside Front Cover
                                               Page of Prospectus; and
                                               Plan of Distribution

 9. Description of Securities to be
 Registered .........................          Description of Capital
                                               Stock

10. Interests of Named Experts and
 Counsel ............................          Legal Matters; Experts

11. Information with Respect to the
 Registrant .........................          Cover Page; Available
                                               Information; Prospectus
                                               Summary; Risk Factors;
                                               The Company; Price
                                               Range of Common Stock
                                               and Dividend Policy;
                                               Capitalization;
                                               Selected Historical
                                               Consolidated Financial
                                               Information;
                                               Management's Discussion
                                               and Analysis of
                                               Financial Condition and
                                               Results of Operations;
                                               Business; Management;
                                               Principal and Selling
                                               Securityholders; and
                                               Consolidated Financial
                                               Statements

12. Disclosure of Commission's Position
 on Indemnification for Securities
 Act Liabilities ....................          Not Applicable


                      SUBJECT TO COMPLETION, DATED MARCH 25, 1996

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor any offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.



PROSPECTUS

                            CALTON, INC.

5,240,226 Shares of Common Stock,

 Of the securities being offered hereby, all of the shares of Common Stock, .01 par value per share ("Common Stock"), are being sold by certain securityholders (the "Selling Securityholders") of Calton, Inc. ("Calton" or the "Company"). Certain of the shares of Common Stock offered hereby were acquired by the Selling Securityholders in connection with the joint plan of reorganization (the "Plan of Reorganization") of Calton and certain of its subsidiaries (the "Reorganizing Subsidiaries") which was confirmed by the United States Bankruptcy Court in May 1993. See "The Company-Plan of Reorganization."

 The shares of Common Stock offered hereby by the Selling Securityholders may be offered in transactions on the American Stock Exchange ("AMEX"), in negotiated transactions, or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of such securities for whom such broker-dealers may act as agent or to whom they may sell as principals, or both. In addition, the Selling Securityholders may pledge the shares of Common Stock to broker-dealers and such broker-dealers may resell the shares of Common Stock in privately negotiated transactions, transactions on AMEX or otherwise. See "Plan of Distribution" and "Principal and Selling Securityholders."

 The Company will not receive any proceeds from the sale of Common Stock by the Selling Securityholders.

 The Company has agreed to bear certain expenses in connection with the registration and sale of the Common Stock registered hereunder and has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Plan of Distribution" and "Principal and Selling Securityholders."

 The Common Stock of the Company is currently traded on AMEX under the symbol CN. On March 22, 1996, the last reported sales price of the Company's Common Stock, as reported on AMEX, was $.6875 per share.

 SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED
   BY PROSPECTIVE INVESTORS.
                     ___________________________
       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
          BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY
         STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
           OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                   CONTRARY IS A CRIMINAL OFFENSE.

           The date of this Prospectus is March 25, 1996.

                          TABLE OF CONTENTS

                                                       Page

Available Information. . . . . . . . . . . . . . . .      2
Prospectus Summary . . . . . . . . . . . . . . . . .      4
Risk Factors . . . . . . . . . . . . . . . . . . . .      8
The Company. . . . . . . . . . . . . . . . . . . . .     12
Price Range of Common Stock and Dividend Policy. . .     15
Capitalization . . . . . . . . . . . . . . . . . . .     16
Selected Historical Consolidated
 Financial Information . . . . . . . . . . . . . . .     17
Management's Discussion and Analysis of
 Financial Condition and Results of Operations . . .     19
Business . . . . . . . . . . . . . . . . . . . . . .     31
Management . . . . . . . . . . . . . . . . . . . . .     47
Principal and Selling Securityholders. . . . . . . .     57
Description of Capital Stock . . . . . . . . . . . .     60
Shares Eligible for Future Sale. . . . . . . . . . .     61
Plan of Distribution . . . . . . . . . . . . . . . .     61
Legal Matters. . . . . . . . . . . . . . . . . . . .     62
Experts. . . . . . . . . . . . . . . . . . . . . . .     62
Index to Financial Statements. . . . . . . . . . . .    F-1

                        AVAILABLE INFORMATION

 Calton has filed with the Securities and Exchange Commission
(the "Commission") a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at the Commission's public reference room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, D.C., at prescribed rates. Statements made in the Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

 Calton is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, Calton files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at prescribed rates, at the public reference facilities maintained by the Commission at the addresses set forth above and at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

                         PROSPECTUS SUMMARY

 The following summary is qualified in its entirety by the more detailed information, financial statements (including the notes thereto) and pro forma information appearing elsewhere in this Prospectus. Unless the context requires otherwise, references to the "Company" include Calton and its consolidated subsidiaries.

The Company

 The Company designs, constructs and sells single family attached and detached homes primarily in central New Jersey, central Florida and eastern Pennsylvania. The Company has an established reputation in its markets, having constructed and sold over 16,650 homes in 138 residential communities during the last 26 years. The Company markets primarily to first time buyers and first and second time move-up buyers and delivered 749 homes in fiscal 1995 having an average sales price of approximately $229,000.

 The Company was offering homes for sale in 20 residential communities at November 30, 1995, with prices ranging from $97,000 to $473,000. At November 30, 1995, the backlog of homes under contract was $36 million, compared to $98.5 million at November 30, 1994, and consisted of 166 homes having an average sales price of $217,000. The 1994 backlog levels benefitted from a greater number of communities open for sale in the Florida division, operating two divisions in the Northeast and an increasing interest rate environment which may have accelerated home purchase decisions in the first nine months of the year compared to the comparable period in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 At November 30, 1995, the Company owned or controlled approximately 2,835 lots, consisting of 919 lots in its 20 residential communities and 1,916 lots located on 15 parcels of land which primarily are controlled through option agreements and which, in a number of cases, are subject to the satisfactory completion of feasibility studies and the receipt of all required approvals.

 The Company's operating strategy consists of: (i) targeting the first time homebuyer and the first and second time move-up buyer;
(ii) conducting homebuilding activities in markets that, based on economic and demographic trends, demonstrate strong growth potential; (iii) designing each residential community to meet the needs of the particular market based on local conditions and demographic factors; (iv) minimizing land risks by purchasing entitled tracts of well-located property through options or contingent purchase contracts and limiting land holdings to those which can be developed within two years from the date of purchase;
(v) developing residential projects in phases which enables the Company to reduce financial exposure, control construction and operating expenses and adapt quickly to changes in customer demands and other market conditions; (vi) utilizing subcontractors to perform land development and home construction on a fixed price basis; and (vii) emphasizing the quality and value of its homes.

 In March 1993, Calton and certain of its subsidiaries filed petitions under Chapter 11 of the United States Bankruptcy Code. The United States Bankruptcy Court confirmed the Company's Plan of Reorganization on May 6, 1993 and the Company's financial reorganization (the "Reorganization") was consummated on May 28, 1993. The Reorganization resulted in the elimination of approximately $84.4 million in indebtedness and accrued interest owed to certain creditors. See "The Company--Plan of Reorganization.

The Offering

 Common Stock offered by the Selling
 Securityholders.............................          5,240,226

                        Summary Consolidated
                Financial Information of the Company
                       (Dollars in thousands,
                            except unit data)

     The summary information below presents summary consolidated financial information of the Company. This summary information should be read in conjunction with the Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a result of the consummation of the Company's Plan of Reorganization, effective May 28, 1993, and the application of fresh-start accounting in accordance with Statement of Position 90-7 of the American Institute of Certified Public Accountants ("SOP 90-7"), the Company's financial results for periods ending on or prior to May 31, 1993 are not comparable with results experienced by the Company in subsequent periods. Financial results for the six months ended May 31, 1993 are separated from subsequent periods by a black line.

                           Six Months| Six Months  Fiscal Year  Fiscal Year
                             Ended   |   Ended       Ended        Ended
                             May 31, |November 30, November 30, November 30,
                              1993   |    1993         1994         1995
                                     |
Statement of Operations Data:        |
 Revenues. . . . . . . . . .$ 76,555 | $ 83,351      $168,273    $180,843
 Gross profit. . . . . . . .   8,251 |   15,878        29,384      21,153
 Selling, general and. . . .         |
  administrative expenses. .  10,785 |   10,100        20,183      18,845
 Provision for estimated             |
  net realizable value . . .   3,384 |       --            --       1,593
 Restructuring charges . . .      -- |       --            --       1,940
 Income(loss) from operations(15,593)|    5,560         8,595      (1,225)
 Interest expense, net . . .   3,338 |      879         1,235       1,847
 Reorganization charges. . .  37,493 |       --            --          --
 Other (income) expense. . .      70 |      (75)           --        (765)
 Income (loss) before income         |
 taxes and extraordinary gain(56,494)|    4,756         6,560      (2,307)
 Net income (loss) . . . . .   1,817 |    2,872         4,193      (3,138)


                           Six Months| Six Months   Fiscal Year  Fiscal Year
                              Ended  |    Ended        Ended        Ended
                             May 31, |November 30, November 30, November 30,
                              1993   |    1993         1994         1995
                                     |
Operating Data:                      |
 Units delivered (1):                |
  Number of units. . . . . .     410 |      450           899         749
  Aggregate dollar value . . $75,400 |  $81,900      $165,000    $171,300
  Average price per unit . .$184,000 | $182,000      $184,000    $229,000
 Units sold, net (2):                |
  Number of units. . . . . .     448 |      442           951         496
  Aggregate dollar value . . $80,400 |  $83,900      $188,900    $108,700
  Average price per unit . .$179,000 | $190,000      $199,000    $219,000
 Backlog (2):                        |
  Number of units. . . . . .     375 |      367           419         166
  Aggregate dollar value . .$ 73,000 | $ 75,000      $ 98,500    $ 36,000
  Average price per unit . .$195,000 | $205,000      $235,000    $217,000

                                                                     At
                                                             November 30, 1995

Balance Sheet Data:
  Inventories. . . . . . . . . . . . . . . . . . . . . . . . .   $ 64,246
  Commercial land and buildings. . . . . . . . . . . . . . . .      9,439
  Total assets . . . . . . . . . . . . . . . . . . . . . . . .     91,416
  Long-term debt . . . . . . . . . . . . . . . . . . . . . . .     45,000
  Mortgages payable. . . . . . . . . . . . . . . . . . . . . .      1,227
  Shareholders' equity . . . . . . . . . . . . . . . . . . . .     27,013


(1)Reflects units for which the closing of sale has occurred and the risk of ownership has been transferred to the buyer. Revenues from units delivered are recognized at closing.

(1)Units sold, net, reflects new sales orders, net of cancellations, received during the applicable period for units for which a contract has been signed by a customer and a full deposit has been received. Backlog represents units which have been sold but not delivered at the end of a period.

                                RISK FACTORS

The Homebuilding Industry

     Homebuilders, including the Company, are subject to various risks, such as economic recession, competitive overbuilding, government regulation, increases in real estate taxes or costs of materials and labor, the availability of suitable land on reasonable terms (including price), weather conditions, unanticipated changes in customer preference and the availability of construction funds or mortgage loans at rates acceptable to builders and home buyers. Such factors (and thus the homebuilding business) have tended to be cyclical in nature. As a result, the Company's operating results can vary significantly from quarter to quarter and from year to year.

     The Company's business and earnings are substantially dependent on its ability to obtain financing on acceptable terms for its construction and development activities. Over the last few years, financing has become less available to the real estate industry in general. Moreover, increases in interest rates could reduce the funds available to the Company for its future operations and would increase the Company's expenses. The Company's revolving credit agreement with a consortium of lenders (the "Amended Credit Agreement") will expire in February 1997.
It will be necessary for the Company to extend or replace the Amended Credit Agreement prior to its expiration in February 1997. No assurance can be given that the Company will be able to arrange for an extension or replacement of the Amended Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The homebuilding industry is subject to extensive environmental, building, zoning and sales regulation by various federal, state and local authorities, which affects construction activities as well as sales activities and other dealings with consumers. The Company must obtain for its development activities the approval of numerous governmental authorities, and changes in local circumstances or applicable law may necessitate the application for additional approvals or the modification of existing approvals. As a result of these regulations, the time required to market the Company's products is increased by prolonging the time between the execution of a contract to acquire a parcel of land and the commencement of marketing and completion of construction. See "Business--Regulation and Environmental Matters."

     The homebuilding housing industry is highly competitive, and the Company competes in each of its markets with a large number of homebuilding companies. Some of these companies are larger than the Company and have greater financial resources. See "Business--Competition."

     Any one of the factors referred to above could materially adversely affect the Company's results of operation and the levels of cash flow necessary or available to meet its fixed obligations.

Geographic Concentration

     During the five year period ended November 30, 1995, approximately 71% of the Company's revenues were generated by its homebuilding and land development activities in New Jersey and eastern Pennsylvania. The determination made in 1993 to wind down the Company's California operations and the Company's recent determination to wind down its Chicago operations may increase in the short term the percentage of revenues derived from the Company's homebuilding activities in New Jersey. The depressed economic and real estate conditions in New Jersey and the contraction of financing available to the homebuilding industry over the last few years adversely affected the Company's results of operations. Any prolonged or further downturn in the national or New Jersey economy may have a material adverse effect on the Company's sales and profitability and consequently its ability to service its debt obligations, including its obligations under the Amended Credit Agreement.

Leverage

     The Company is and expects to remain highly leveraged. As of November 30, 1995, $45 million was outstanding under the Amended Credit Agreement and the Company's total indebtedness was approximately $49.5 million. Amounts outstanding under the Amended Credit Agreement are and will be collateralized by security interests and liens on substantially all of the assets of the Company.

     There can be no assurance that the Company will be able to satisfy the financial covenants included in the Amended Credit Agreement. A failure to satisfy such covenants could result in an inability to borrow funds under the Amended Credit Agreement. The Company expects to generate sufficient cash flow from operations to meet its debt service obligations. However, the ability of the Company to meet its obligations will be dependent upon the future performance of the Company and will be subject to financial, business and other factors affecting the business and operations of the Company, including factors beyond its control, as well as prevailing economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Operating Losses in Recent Fiscal Years

     The Company has incurred operating losses in certain recent fiscal periods. During fiscal 1995, the Company incurred an operating loss of $1,225,000. Prior to the consummation of the Reorganization (as defined herein), the Company incurred an operating loss of $15.6 million for the six month period ended May 31, 1993, compared to an operating loss of $5.8 million for the corresponding period of the prior year, and operating losses of $25.6 million and $43.2 million, respectively, for the fiscal years ended November 30, 1992 and November 30, 1991. The Company's ability to achieve financial stability will depend on a number of factors, including conditions in the housing industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Shares Eligible for Future Sale

     Future sales of substantial amounts of Calton's Common Stock in the public market could adversely affect prevailing market prices. As of March 1, 1996, there were approximately 26,445,000 shares of Common Stock outstanding, all of which have been registered under the Act and are tradeable without restriction (except as to affiliates of Calton) or further registration under the Securities Act. The Company has registered 5,240,226 shares held by the Selling Securityholders for public sale by means of a shelf registration statement (of which this Prospectus forms a part) (the "Shelf Registration Statement") filed under the Securities Act which the Company, under the terms of a registration rights agreement (the "Registration Rights Agreement") executed pursuant to the Plan of Reorganization, is obliged to keep effective until August 1996. See "The Company -- Plan of Reorganization" and "Principal and Selling Securityholders -- Registration Rights Agreement."

     Calton has reserved 1,492,605 shares of Common Stock for issuance upon the exercise of options granted pursuant to the Calton, Inc. Amended and Restated 1993 Non-Qualified Stock Option Plan (the "1993 Stock Option Plan"). All of these shares, and 800,000 shares reserved for issuance in connection with the Company's 401(k) Plan, have been registered pursuant to the Securities Act. In addition, the Company expects to submit a proposal to its shareholders in April 1996 to adopt the Calton, Inc. 1996 Equity Incentive Plan (the "Equity Incentive Plan").
It is anticipated that 2,000,000 shares will be reserved for issuance under the Equity Incentive Plan and that such shares will be registered under the Securities Act. See "Shares Eligible for Future Sale."

Certain Anti-takeover Provisions

     The New Jersey Business Corporation Act contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of Calton. In addition, Calton's Amended and Restated Certificate of Incorporation authorizes 10,000,000 shares of Class A Preferred Stock, and provides that the Calton Board of Directors (the "Board") may issue such stock with such dividend, liquidation, conversion, voting, redemption and other rights as the Board establishes at that time. As a result, the Board may issue such stock with such rights as would discourage possible acquirors of Calton from making a tender offer or other attempt to gain control of Calton. These provisions of the New Jersey Business Corporation Act and Calton's Amended and Restated Certificate of Incorporation could limit the price that certain investors might be willing to pay in the future for shares of Calton's Common Stock and could make it more difficult for shareholders to effect certain corporate actions.

                           THE COMPANY

General

     The Company designs, constructs and sells single family attached and detached homes primarily in central New Jersey, central Florida and eastern Pennsylvania. The Company has an established reputation in its markets, having constructed and sold over 16,650 homes in 138 residential communities during the last 26 years. The Company markets primarily to first time buyers and first and second time move-up buyers and delivered 749 homes in fiscal 1995 having an average sales price of approximately $229,000.

     The Company was offering homes for sale in 20 residential communities at November 30, 1995, with prices ranging from $97,000 to $473,000. At November 30, 1995, the backlog of homes under contract was $36 million, compared to $98.5 million at November 30, 1994, and consisted of 166 homes having an average sales price of $217,000. The 1994 backlog levels benefitted from a greater number of communities open for sale in the Florida division, operating two divisions in the Northeast and an increasing interest rate environment which may have accelerated home purchase decisions in the first nine months of the year compared to the comparable period in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     At November 30, 1995, the Company owned or controlled approximately 2,835 lots, consisting of 919 lots in its 20 residential communities and 1,916 lots located on 15 parcels of land which primarily are controlled through option agreements and which, in a number of cases, are subject to the satisfactory completion of feasibility studies and the receipt of all required approvals.

     The Company's operating strategy consists of: (i) targeting the first time homebuyer and the first and second time move-up buyer; (ii) conducting homebuilding activities in markets that, based on economic and demographic trends, demonstrate strong growth potential; (iii) designing each residential community to meet the needs of the particular market based on local conditions and demographic factors; (iv) minimizing land risks by purchasing entitled tracts of well-located property through options or contingent purchase contracts and limiting land holdings to those which can be developed within two years from the date of purchase; (v) developing residential projects in phases which enables the Company to reduce financial exposure, control construction and operating expenses and adapt quickly to changes in customer demands and other market conditions; (vi) utilizing subcontractors to perform land development and home construction on a fixed price basis; and (vii) emphasizing the quality and value of its homes.

     Calton was incorporated in 1981 for the purpose of acquiring all of the issued and outstanding capital stock of Kaufman and Broad of New Jersey, Inc., a New Jersey corporation, from Kaufman and Broad, Inc., a Maryland corporation. After the acquisition, the name of Kaufman and Broad of New Jersey, Inc. was changed to Calton Homes, Inc. ("Calton Homes"), which continues as a wholly owned subsidiary of Calton. Calton maintains its executive offices at 500 Craig Road, Manalapan, New Jersey 07726 and its telephone number is (908) 780-1800.

Plan of Reorganization

     On March 9, 1993, Calton and certain of its subsidiaries filed petitions under Chapter 11 of the United States Bankruptcy Code. The United States Bankruptcy Court for the District of New Jersey confirmed the Plan of Reorganization of Calton and these subsidiaries on May 6, 1993, and the Plan of Reorganization was consummated on May 28, 1993 (the "Effective Date"). A description of the events leading to the filing of the petitions and the transactions effected pursuant to the Plan of Reorganization is provided below.

     During the years preceding the bankruptcy filing, the homebuilding industry was adversely affected by a variety of factors which resulted in a decline in the demand for new homes and made it difficult for homebuilders, such as the Company, to complete the development of existing projects and pursue new development opportunities. In 1989, these factors contributed to Calton's inability to comply with certain covenants and payment provisions contained in its $100.0 million credit agreement with a group of bank lenders (the "Credit Agreement") and the indentures which governed Calton's 16-5/8% Senior Subordinated Notes due 1992 (the "Senior Subordinated Notes") and 12-5/8% Subordinated Notes due 1996 (the "Subordinated Notes" and, together with the Senior Subordinated Notes, the "Old Notes").
As a result of these defaults, Calton engaged in extensive negotiations with certain of its creditors which resulted in the formulation of the Plan of Reorganization. The Plan of Reorganization resulted in, among others, the following transactions:

     - the holders of the Old Notes received a combination of cash, equity securities and short-term notes in exchange for the Old Notes which resulted in the discharge of $61.5 million aggregate principal amount of indebtedness and $22.9 million of accrued interest thereon. The equity securities issued to the holders of the Old Notes represented approximately 93.5% of the voting power represented by the Company's Common Stock and Redeemable Convertible Preferred Stock on the Effective Date.

     - the Credit Agreement was amended, resulting in the Amended Credit Agreement, which, among other things, extended the maturity date of the indebtedness thereunder to June 1, 1995 and increased borrowing availability thereunder from approximately $61.0 million to $73.5 million (subject to "borrowing base" limitations and periodic and other reductions of borrowing availability during the term of the agreement). See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources";

     - a new Board of Directors was appointed and a new senior management team was put in place. See "Management."

     See Note 11 to the Company's Consolidated Financial
Statements for additional information with respect to transactions effected pursuant to the Plan of Reorganization.

     Pursuant to the Plan of Reorganization, the Company entered into the Registration Rights Agreement with each Selling Securityholder. Pursuant to the Registration Rights Agreement, the Company is required to effect the registration of the Common Stock issued to the Selling Securityholders pursuant to the Plan of Reorganization. The Registration Rights Agreement also provides the Selling Securityholders certain "piggyback" registration rights. Upon the request of the Selling Securityholders who own not less than 5% of the shares subject to the Registration Rights Agreement, Calton is required to amend the registration statement, of which this Prospectus forms a part, to provide for underwritten offerings of the Common Stock. See "Principal and Selling Securityholders--Registration Rights Agreement" and "Plan of Distribution."

             PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Calton's Common Stock is currently traded on the American
Stock Exchange ("AMEX") under the symbol CN. Set forth below are the high and low sales prices of the Common Stock for the periods indicated.

     Fiscal 1994

      First Quarter..................  $2-5/16       $1-1/2
      Second Quarter.................   2-11/16       1-1/2
      Third Quarter..................   1-11/16       1-3/8
      Fourth Quarter.................   1-13/16         7/8

     Fiscal 1995

      First Quarter..................  $1-1/8        $  5/8
      Second Quarter.................    11/16          3/8
      Third Quarter..................     1/2           3/8
      Fourth Quarter.................     9/16          5/16


     On March 22, 1996, the last reported sale price for the Common Stock on AMEX was $11/16 per share, and there were approximately 663 record holders of Common Stock.

     Calton has not paid any cash dividends on its Common Stock to date, and the payment of dividends is prohibited by the Amended Credit Agreement.

                            CAPITALIZATION

     The following table presents the capitalization of the Company as of November 30, 1995.

                                    November 30, 1995
Notes and Mortgages Payable:      (Dollars in thousands)

 Mortgages payable(1). . . . . . . . . .  $ 1,227

 Amended Credit Agreement. . . . . . . .   45,000


   Total debt. . . . . . . . . . . . . .   46,227

Shareholders' Equity

 Common stock, par value $.01 per share;
  53,700,000 shares authorized;
  26,371,000 shares issued and
  outstanding(2) . . . . . . . . . . . .      264
 Preferred Stock, par value $.10 per
  share; 2,600,000 shares authorized;
  none outstanding . . . . . . . . . . .       --
 Class A Preferred Stock, par value $.10
 per share; 10,000,000 shares authorized;
 none outstanding  . . . . . . . . . . .       --
     Paid in capital . . . . . . . . . .   22,822
     Retained earnings . . . . . . . . .    3,927

   Total shareholders' equity. . . . . .   27,013

   Total capitalization. . . . . . . . .  $91,416



(1)  Mortgages payable are non-recourse to Calton.

(2) Does not include approximately 1,270,000 shares of Common Stock issuable upon exercise of options granted under the Company's stock option plans.

                     SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                         (Dollars in thousands, except per share data)

      The following tables set forth selected historical
consolidated financial information of the Company.  The selected statement of operations data and balance sheet data have been derived from the Company's Consolidated Financial Statements for each of the years in the two year period ended November 30, 1992, the six month periods ended May 31 and November 30, 1993 and each of the years in the two year period ended November 30, 1995 and the notes thereto which have been audited by Coopers & Lybrand
L.L.P., independent auditors.  The selected historical
consolidated financial data should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and
Analysis of Financial Condition and Results of Operations" and
the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.  Certain amounts for the prior years have been reclassified to conform with the current period presentation.  In light of the effects of fresh-start accounting under SOP 90-7 and the Reorganization, the Company's results for periods ending on or prior to May 31, 1993 are not comparable with results experienced by the Company in subsequent periods and are separated by a black line.  In addition, the consolidated balance sheet data as of and subsequent to November 30, 1993 are separated from all prior consolidated balance sheet data by a black line since due to the adoption of fresh-start accounting, such data are not comparable.
                                               Six      Six   Fiscal   Fiscal
                                            Months   Months     Year     Year
                       Fiscal Years Ended    Ended    Ended    Ended    Ended
                             November 30,  May 31, November November November
                            1991     1992 30, 1993 30, 1993 30, 1994 30, 1995

Statement of
Operations Data
Revenues                $117,980 $135,421 $ 76,555 $ 83,351 $168,723 $180,843
Equity in operations
 of Talcon, L.P. and
 joint ventures          (14,211)  (6,300)  (9,422)      --       --       --
                         103,769  129,121   67,133   83,351  168,723  180,843
Costs and expenses
 Cost of revenues        105,471  116,296   68,304   67,473  139,339  159,690
 Selling, general and
  administrative          23,660   24,285   10,785   10,100   20,183   18,845
 Provision for
  estimated net
  realizable value        17,319   13,665    3,384       --      440    1,593
 Restructuring charges        --       --       --       --       --    1,940
 Amortization of values
  in excess of amounts
  allocable as
  identifiable net assets    505      505      253      218      206       --
                         146,955  154,751   82,726   77,791  160,128  182,068
Income (loss)
 from operations         (43,186) (25,630) (15,593)   5,560    8,595   (1,225)

Other charges (credits)
 Interest expense, net    10,113   10,094    3,338      879    1,235    1,847
 Other (income) expense      817    2,669   37,445      (75)      --     (765)
 Reorganization charges       --       --   37,493       --       --       --
 Amortization of
  deferred charges         1,604      218      108       --       --       --
 Write-off of
  financing costs             --       --       --       --      800       --

Income (loss) before
 income taxes and
 extraordinary gain      (55,720) (38,611) (56,494)   4,756    6,560   (2,307)
Provision in lieu
 of income taxes/
 (benefit)               (12,182)      --       --    1,884    2,367      831
Income (loss) before
 extraordinary gain      (43,538) (38,611) (56,494)   2,872    4,193   (3,138)
Extraordinary gain            --       --   58,311       --       --       --
Net income (loss)       $(43,538)$(38,611)$  1,817 $  2,872 $  4,193 $ (3,138)
Income (loss) per
 share before
 extraordinary gain     $  (1.28)$  (1.14)$  (1.67)$    .11 $    .16 $    .12
                        $  (1.28)$  (1.14)$    .05 $    .11 $    .16 $    .12
                                            At November 30,
                            1991     1992              1993     1994     1995
Balance Sheet Data:
 Inventories            $126,194 $110,329          $ 78,187 $ 88,802 $ 64,246
 Commercial land
  and buildings           18,814   17,230            14,443   16,597    9,439
 Total assets            230,978  187,909           110,930  122,144   91,416
 Long-term debt          130,994  130,994            55,000   60,000   45,000
 Mortgages payable        16,620   10,834             7,792    9,398    1,227
 Shareholders'
  equity (deficit)        38,082     (452)           23,893   29,045   27,013

                                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                              FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

         Results of Operations for the Years Ended November 30, 1995 and 1994.

         Revenues for the year ended November 30, 1995 were $180.8 million compared to revenues of $168.7 million for the year ended November 30, 1994. Deliveries of 749 homes resulted in housing revenues of $171.3 million for the year ended November 30, 1995. For the year ended November 30, 1994, the Company delivered 899 homes which generated $165.5 million of housing revenues.
Housing revenues in 1995 increased four percent (4%) reflecting an increase in average selling prices to $229,000 for the homes delivered during the year compared to $184,000 for the homes delivered in 1994. This increase in average revenue per home is consistent with the Company's plan to position itself in middle and upscale market segments in the Northeast and Orlando, Florida markets with enhanced margin potential and reduce its former concentration in entry level, multi-family products because of unfavorable demographic trends and increasing regulatory costs. Deliveries in the Northeast division comprised seventy percent (70%) of the Company's total deliveries in fiscal 1995 where average selling prices increased to $265,000 from $226,000 in 1994. Deliveries in the Orlando division comprised twenty-four percent (24%) of total deliveries in fiscal 1995, where average selling prices increased to $125,000 in 1995 from $109,000 in 1994. The seventeen percent (17%) decrease in home deliveries in fiscal 1995 is primarily attributable to a thirty-nine percent (39%) decrease of home deliveries in the Orlando, Florida division primarily due to the timing of new project openings.

         The Company's gross profit margin on homes delivered was approximately twelve percent (12%) during the year ended November 30, 1995, compared to seventeen percent (17%) in the year ended November 30, 1994. The gross profit margin on homes delivered in 1995 was impacted by increased competition in a difficult market while the homes delivered in 1994 reflected the revaluation of the Company's inventory as a result of the application of fresh-start accounting and reporting in connection with the Company's 1993 Plan of Reorganization. In addition, gross profit margins have been, and will continue to be, unfavorably impacted by increased carrying costs resulting from lower absorption rates. Gross profit margins have also been impacted by the fact that the Company's land pipeline, which was severely depleted when it completed its Reorganization in May 1993, has been refilled in a transitional market environment that reflected upward price pressures on land that could not be entirely passed along to buyers. As a result of the factors discussed above and other variables, the number and average selling prices of homes sold and delivered and gross profit realized in 1995 may not be indicative of future deliveries.

         During the second quarter of fiscal 1995, as a result of the consolidation of the New Jersey-North and New Jersey-South divisions and economic and market conditions, the Company decided not to incur further preacquisition costs on nine properties controlled under option. These actions resulted in a pre-tax charge of approximately $1.1 million that is reflected in Cost of revenues. The Company finalized the accounting for a community during the second quarter of fiscal 1995 that delivered its last home earlier in 1995. A reserve previously provided during the delivery period of the community was no longer required and the likelihood of payment of the amount reserved was remote. As a result a pre-tax credit of $1.1 million is reflected in Cost of revenues.

         In the year ended November 30, 1995, the Company recorded non-cash charges to the provision for estimated net realizable value of $1.6 million to reflect certain inventory, primarily two properties, at their estimated net realizable value. For the year ended November 30, 1994, $400,000 was recorded as a provision for estimated net realizable value. Estimated net realizable value has been determined based upon the amount the Company expects to realize through sale or development based on management's plans for each property. The estimation process involved in the determination of estimated net realizable value is inherently subjective since it requires estimates as to future events and conditions. The estimated net realizable value of a property may exceed the value which could be obtained through the immediate sale of the property if development plans for such property support a higher cost recovery.

         The Company decided to wind down the Chicago Division due to unfavorable results and prospects. As a result, a $1.1 million charge was recorded in the fourth quarter of 1995 and is included in Restructuring charges. The Company plans to dispose of the remaining inventory primarily through the sale and buildout of single family homes and the sale of the remaining finished lots.
Of the $1.1 million, $727,000 was applied as a reduction to inventory. The Company anticipates that all of the inventory of the Chicago division will be disposed of by the end of 1996.
Also included in Restructuring charges is $840,000 in severance benefits, $200,000 of which resulted from the consolidation in March 1995 of the New Jersey-North division and New Jersey-South division; and $640,000 of which resulted for a severance arrangement with the Company's former President.

         Selling, general and administrative expenses decreased to $18.8 million (10% of revenues) for the year ended November 30, 1995, compared to $20.2 million (12% of revenues) for the year ended November 30, 1994. The decrease is principally due to lower employee costs resulting from reductions in employee levels and consolidation of operations in the Northeast completed early in the second quarter of 1995.

         Gross interest cost was approximately $7.1 million for the year ended November 30, 1995, compared to $5.5 million for the year ended November 30, 1994, respectively. The increase in gross interest cost for the year ended November 30, 1995 resulted from higher interest rates and to a lesser extent higher average loan balances compared to the year ended November 30, 1994. Interest capitalized in the year ended November 30, 1995 was $5.0 million compared to $4.0 million in the year ended November 30, 1994. The increase of capitalized interest is primarily a result of higher interest rates. The capitalized amounts will reduce future gross profit levels assuming no relative increases in selling prices.

         Included in Other income (expense) in 1995 is $890,000 which represents payments received primarily in the fourth quarter in connection with the dissolution and liquidation of Talcon, L.P. ("Talcon") in complete satisfaction of Talcon's debt obligations to the Company. The Company had previously established a reserve for all amounts owed to it by Talcon.

         The Company, primarily as a result of the adoption of fresh-start accounting and reporting in connection with its Reorganization in 1993, has a tax basis in its assets held as it exited its Reorganization substantially in excess of the carrying value of these assets used for financial reporting purposes. As a result of this difference in basis, the Company will realize a tax benefit over time against future earnings. In accordance with The American Institute of Certified Public Accountants Statement of Position 90-7 ("SOP 90-7"), the Company is required to provide a provision in lieu of taxes notwithstanding the fact that there are no significant taxes payable and must record a corresponding reduction in the amount of values in excess of amounts allocable to identifiable net assets ("goodwill"), until exhausted, then as a direct increase to Paid in capital. Results for the year ended November 30, 1995 reflect a provision in lieu of taxes for financial reporting purposes of $831,000, due to recording the above-mentioned non-cash charges, and which is primarily non-cash, and therefore does not impact the Company's cash position, tangible net worth or earnings before interest, taxes, depreciation and amortization ("EBITDA"). Goodwill was fully extinguished during the year ended November 30, 1994 and an increase of $719,000 was recorded to Paid in capital. The effective rate of the 1994 provision in lieu of taxes was reduced by approximately $700,000 as a result of a reduction in tax reserves due to the resolution of a certain tax issue. The net operating loss carryforwards and other deferred tax assets are subject to utilization limitations as a result of the changes in control of the Company that occurred in 1993 and 1995.

         The distribution of the Company's stock has been shifting significantly since May 31, 1993. This activity accelerated in the last half of 1995 when the Company realized a greater than fifty percent (50%) change in its ownership since its Reorganization in 1993. The recognition of this event requires that the Company recalculate the amount of the annual net operating loss ("NOL") limitation. The preliminary estimate of the Company's ability to use the NOL to offset future income is approximately $1.7 million per year or approximately $22.0 million. See note 12 to the Company's consolidated financial statements. While the change in ownership impacted the NOL, management believes that the wider distribution of stock represents a more positive and liquid ownership base for the Company's common equity.

         Net sales contracts of $108.7 million (496 homes) were recorded by the Company during the year ended November 30, 1995, representing decreases in the dollar value of contracts of 42% compared to $188.9 million (951 homes) in the same period in 1994. At November 30, 1995, the backlog of homes under contract totalled 166 homes having an aggregate dollar value of $36.0 million, reflecting decreases in the number of homes in backlog and in backlog value of 60% and 63%, respectively, over the levels at November 30, 1994 of 419 homes having an aggregate dollar value of $98.5 million. Prior year results benefited from a greater number of communities open for sale in the Florida division, operating two divisions in the Northeast, and an increasing interest rate environment which may have accelerated home purchase decisions in the first nine months of 1994. Due to market conditions, the number of new communities opened for sales during fiscal 1995 decreased forty-two percent (42%) to seven communities, six of which were in the Florida market. This resulted in fewer communities open for sales during 1995 and a reduction in the amount outstanding under the credit facility by $15.0 million to $45.0 million by November 30, 1995. The average price per home in backlog at November 30, 1995 decreased 8% to approximately $217,000 compared to $235,000 at November 30, 1994 primarily due to the backlog in the Florida division representing a higher proportion of the total backlog in 1995. The backlog in both years includes contracts containing financing and other contingencies customary in the industry, including contracts that are contingent on the purchaser selling its existing home. Due to changes in product offerings, the uncertainty of future market conditions and the general economic environment, the sales backlog, homes delivered, average selling prices and gross profit achieved in the current and prior periods may not be indicative of those to be realized in succeeding periods.

         Pursuant to management's continued focus on its core homebuilding business, the Company sold two of its commercial properties in 1995 for approximately $8.1 million in addition to the sale of one of its commercial properties in the fourth quarter of 1994 for $800,000. The 1995 sales resulted in an aggregate pre-tax gain of approximately $500,000 and provided approximately $850,000 of additional cash for operations after retirement of $6.9 million of mortgage debt.

         Results of Operations for the Year Ended November 30, 1994 and the Six Month Periods ended November 30, 1993 and May 31,
1993

         Economic and industry conditions including increased unemployment and declining real estate values caused the Company to file and consummate a "pre-packaged" plan of reorganization under Chapter 11 of the United States Bankruptcy Code in the second quarter of 1993. As a result of the Reorganization, the Company's financial statements were restated to reflect the estimated fair market value of individual assets in accordance with the SOP 90-7. A reorganization value of $21.0 million as of May 31, 1993 was established by the Company after consideration of a range of values furnished by the Company's independent advisors.

         Due to the adoption of fresh-start accounting and reporting in accordance with SOP 90-7, the Company's results of operations for periods ending on or prior to May 31, 1993 are not comparable to results experienced by the Company in subsequent periods particularly in the areas of interest expense, cost of revenues and gross profit. Accordingly, operating results for periods subsequent to May 31, 1993 are separated by a black line from periods ending on or prior to such date. The following discussion of the results of operations is presented on a comparative basis with reference to the impact of fresh-start accounting and reporting where appropriate.

         Revenues for the year ended November 30, 1994 were $168.7 million compared to revenues of $159.9 million for the year ended November 30, 1993. Deliveries of 899 homes resulted in housing revenues of $165.5 million for the year ended November 30, 1994. For the year ended November 30, 1993, the Company delivered 860 homes which generated $157.3 million of housing revenues.
Revenues in 1994 increased five percent (5%) reflecting an increase in deliveries and average selling prices to $184,000 for the homes delivered during the year compared to $183,000 for the homes delivered in 1993. This increase in average revenue per home is consistent with the Company's plan to position itself in upscale market segments in the Northeast with enhanced margin potential and reduce its former concentration in entry level, multi-family products in part, because of unfavorable demographic trends and increasing regulatory costs. The five percent (5%) increase in home deliveries in fiscal 1994 is attributable to the improved land pipeline, a fifty-four percent (54%) increase of home deliveries in the Florida division and the opening of sixteen (16) new communities since the Reorganization in May
1993. The Company delivered substantially all of the remainder of the California division's homebuilding inventory (50 home deliveries) in fiscal 1994 compared to 116 homes delivered in 1993.

         The Company's gross profit margin on homes delivered was approximately seventeen percent (17%) during the year ended November 30, 1994 compared to nineteen percent (19%) in the six month period ended November 30, 1993. The Company had confronted increased competition in a housing market that showed further signs of slowing due, among other things, to increases in mortgage rates. In addition, gross profit margins were unfavorably impacted by construction labor and material cost increases, interest rate increases and the impact of the timing of certain start-up costs associated with opening a number of new communities for sales within a short time span. Gross profit margins were also impacted by the fact that the Company's land pipeline, which was severely depleted when it completed its Reorganization in May 1993, had been refilled in a transitional market environment that reflected upward price pressures on land that could not be entirely passed along to buyers in a rising interest rate environment. The Company's gross profit margin on homes delivered was approximately ten percent (10%) for the six month period ended May 31, 1993. The increase in gross profit margin in the six months ending November 30, 1993 was primarily due to the adoption of fresh-start accounting and reporting as of May 31, 1993 which included the revaluation of inventory to fair market value. In the six months ended May 31, 1993, the Company recorded non-cash charges to the provision for estimated net realizable value of approximately $3.4 million to reflect certain inventory and receivables at their estimated net realizable value. For the year ended November 30, 1994, $400,000 was recorded as a provision for net realizable value. There were no such charges to the provision for estimated net realizable value for the six months ended November 30, 1993.

         Selling, general and administrative expenses decreased to $20.2 million (12% of revenues) for the year ended November 30, 1994, compared to $10.1 million (12% of revenues) and $20.9 million (13% of revenues) for the six and twelve month periods ended November 30, 1993. The decrease is principally due to lower insurance costs and a reduction of legal and professional fees.

         Gross interest cost was approximately $5.5 million for the year ended November 30, 1994, compared to $2.5 million and $7.2 million for the six and twelve month periods ended November 30, 1993, respectively. The decrease in gross interest cost for the year ended November 30, 1994 resulted from lower average loan balances (primarily due to the impact of the Reorganization) compared to the year ended November 30, 1993. The increase of $500,000 to $3.0 million for the six month period ended November 30, 1994 compared to the six month period ended November 30, 1993 is due to interest rate increases in the revolving credit agreement during 1994. Interest capitalized in the year ended November 30, 1994 was $4.0 million compared to $1.5 million and $2.6 million in the six and twelve month periods ended November
30, 1993. The increase of capitalized interest is primarily a result of higher inventory levels subject to capitalization and, to a lesser extent, higher interest rates.

         Equity in operations of joint ventures resulted in a loss of $9.4 million for the six month period ended May 31, 1993. These reflected non-cash write-offs primarily from Talcon investments in certain joint ventures which resulted from the illiquidity of such joint ventures and continued deterioration in the markets in which they operate. Talcon's results had no effect on the results of the Company for the year ended November 30, 1994 and the six months ended November 30, 1993.

         Reorganization charges for the six month period ended May 31, 1993 of $37.5 million reflects the successful consummation of the Reorganization and the corresponding fresh-start accounting and reporting which includes a $23.9 million inventory adjustment to fair market value, $11.4 million write-off of the values in excess of amounts allocable to identifiable net assets and $2.2 million of restructuring costs and other reserves incurred in the debt restructuring. No such additional charges were reflected in the year ended November 30, 1994 and the six months ended
November 30, 1993.

         The Company recorded a charge against earnings of $800,000 in fiscal 1994 relating to a proposed offering of securities and related working capital facility. The proposed offering was terminated due to unfavorable conditions in the financial markets. Results for the year ended November 30, 1994 and the six month period ended November 30, 1993 reflected a provision in lieu of income taxes for financial reporting purposes of $2.4 million and $1.9 million, respectively. This provision was primarily non-cash and, therefore, did not impact the Company's cash position, tangible net worth or EBITDA.

         The Reorganization resulted in the discharge of approximately $83.4 million of principal and interest due the holders of 12-5/8% Subordinated and 16-5/8% Senior Subordinated Notes in exchange for stock, warrants to purchase common stock, cash and short term notes. An extraordinary gain of $58.3 million resulted for the six month period ended May 31, 1993 since the value of debt discharged was greater than the consideration given in the exchange.

         During the year ended November 30, 1994, the Company recorded net sales contracts of $188.9 million (951 homes), representing increases in the dollar value of contracts of fifteen percent (15%) compared to $164.3 million (890 homes) in the same period in 1993. At November 30, 1994, the backlog of homes under contract totalled 419 homes having an aggregate dollar value of $98.5 million, a record level at a fiscal year end, reflecting increases in the number of homes in backlog and in backlog value of fourteen percent (14%) and thirty-one percent (31%), respectively, over the levels at November 30, 1993 of 367 homes having an aggregate dollar value of $75.0 million. The average price per home in backlog at November 30, 1993 increased fifteen percent (15%) to approximately $235,000 compared to $205,000 at November 30, 1993. Management attributes these favorable results to an improved land pipeline, the opening of sixteen (16) new communities from May 31, 1993 through November 30, 1994 and the Company's strategic plan, including emphasis on marketing and building higher priced single family detached homes in the Northeast.

         Pursuant to management's continued focus on its core homebuilding business, the Company sold one of its commercial properties in the fourth quarter of 1994 for approximately $800,000. Although this sale did not generate any significant profit or loss, it did result in a reduction of mortgages payable of approximately $750,000.

Liquidity and Capital Resources

         During the past several years, the Company has financed its operations primarily from internally generated funds from home sales and borrowings under its Amended Credit Agreement (the "Facility"), which became effective upon the consummation of the Reorganization. In February 1996, the Company amended its
Facility to meet anticipated operating results through the remainder of the term of the Facility. In conjunction with the Company's decision to exit from the Chicago market, the amended Facility will permit borrowings of up to $55.0 million until November 1, 1996, when the commitment is reduced to $50.0 million, subject to borrowing base and other limitations. The amended Facility increased the interest rate charged to the Company to the lender's prime rate (8.75% at November 30, 1995) plus two percent (2%). The Company believes that the funds generated by its operating activities, income tax payment reductions derived from NOL utilization and borrowing availability under the Facility will provide sufficient capital to support the Company's operations and near term plans through the term of the Facility; however, the Company will have to seek an extension of the Facility or arrange replacement financing prior to the expiration of the Facility on February 28, 1997.
Recent market conditions have resulted in a strategy to conserve capital and reduce the amount outstanding under the Facility by $15.0 million to $45.0 million at November 30, 1995. As of November 30, 1995, approximately $3.5 million was available to be borrowed under the Facility.

         The February 1996 amendment to the Facility changed various restrictions and financial covenants with which the Company is required to comply, including covenants relating to cash basis interest coverage, EBITDA and tangible net worth and limits the amount which can be expended on land acquisition and land development. Purchase money financing from other sources is limited to $5.0 million under the Facility. Although these limitations will restrict the Company's ability to expand its business, the Company believes it will be able to comply with the amended financial covenants based on its business plan. There can be no assurance that, if market conditions deteriorate further, the business plan levels will be met. For the year ended November 30, 1995, the Company's EBITDA was $8.6 million compared to $13.0 million in 1994. Certain subsidiaries of the Company are guarantors of the obligations under the Facility.
The Lenders have a security interest in substantially all of the assets of the Company and its subsidiaries, subject only to certain permitted liens approved by the Lenders.

         The number of lenders under the Facility has recently decreased to four participants with Foothill Capital acquiring thirty-seven and one-half percent (37-1/2%) of the Facility from the Apollo Group and Fidelity Investments.

         Interest rate increases will continue to impact the Company's cost of capital and related interest costs. Increases in capitalized interest could reduce future gross profit levels assuming no relative increases in housing selling prices, EBITDA however, would not be adversely impacted.

Cash Flows from Operating Activities

         Inventories amounted to $64.2 million at November 30, 1995, compared to $88.8 million at November 30, 1994. The decrease of $24.6 million was primarily a result of fewer home deliveries, offset to a lesser extent by land acquisitions totalling $10.5 million. Commercial properties were reduced by approximately
$7.2 million from the sale of two commercial buildings during the year. In addition, inventories decreased by $1.6 million at November 30, 1995 from non-cash writedowns to adjust primarily two properties to estimated net realizable value and the abandonment of nine properties under option resulting in a charge of $1.1 million during the second quarter of 1995. The net effect of reductions in residential and commercial inventories in 1995 was $27.9 million. Inventories amounted to $78.2 million at November 30, 1993, $73.4 million at May 31, 1993 and $110.3 million at November 30, 1992. The increase in inventory from November 30, 1993 to November 30, 1994 of $10.6 million was a result of land acquisitions of $25.8 million during the year which were offset by reductions in inventory levels through deliveries. Of the $25.8 million in land acquisitions, approximately $2.5 million was financed with purchase money mortgage debt. The increase in inventory from May 31, 1993 to November 30, 1993 of $4.8 million included: (i) the purchase of $16.6 million of additional land primarily in New Jersey, and
(ii) the depletion of existing inventories of $11.8 million which includes the effects of the wind down of the California operations. The decrease in inventory from November 30, 1992 to May 31, 1993 was primarily due to $23.9 million in non-cash charges to adjust to fair market value in accordance with SOP
90-7 and, to a lesser extent, certain non-cash writedowns to estimated net realizable value, partially offset with the acquisition of approximately $8.2 million of land.

         Receivables increased by approximately $1.1 million from November 30, 1994 to November 30, 1995, primarily due to the timing of home closings, offset to a lesser extent by reductions in cash collateral held for performance guarantees that were released in conjunction with the completion of communities during the year. The $900,000 increase in receivables in 1994 is attributable to the timing of home closings. Receivables decreased by approximately $7.3 million at November 30, 1993 compared to November 30, 1992 primarily due to the refund of cash collateral held for performance guarantees returned in exchange for $4.0 million in letters of credit, and the timing of home closings.

         The Company will continue to seek opportunities to obtain control of land for future projects at advantageous prices and terms. Funds generated by the Company's operations will be utilized for the acquisition of such properties. In addition, borrowings from the Facility will be utilized for acquisitions as needed, and to the extent available. Also, options will be utilized to the extent possible to minimize risk, conserve cash and maximize the Company's land pipeline. The Facility requires approval of the Lenders for land acquisitions.

         A $3.7 million decrease in accounts payable from $7.0 million at November 30, 1994, to $3.3 million at November 30, 1995, was the result of a decreased level of homebuilding operations and communities under development. The decrease in accrued expenses and other liabilities of $1.8 million from $16.7 million at November 30, 1994, to $14.9 million at November 30, 1995, was primarily the result of a $1.1 million credit taken in the second quarter of 1995 from the reversal of a reserve provided during the delivery period of a community that closed out in early 1995. A $2.4 million increase in accounts payable from $4.5 million at November 30, 1993 to $7.0 million at November 30, 1994 was a result of an increased level of homebuilding operations and communities under development. The decrease in accrued expenses and other liabilities of $3.0 million from $19.7 million at November 30, 1993 to $16.7 million at November 30, 1994 was the result of payments made in conjunction with litigation settlements, the Talcon dissolution and the California winddown. In addition, a $700,000 reserve related to a certain tax issue was reversed.

Cash Flows from Investing Activities

         At November 30, 1995, 1994 and 1993, investments in joint ventures amounted to $850,000, which consists primarily of a partnership interest in a joint venture located in Maryland. The Company expects to realize this amount when the joint venture activities are completed in 1996.

         In 1995, Talcon, a limited partnership formed by the Company in 1987, paid the Company $890,000 in full satisfaction of its debt obligations to the Company. The Company had previously established a reserve for all amounts owed to it by Talcon and, as a result, the payment received in 1995 was classified in Other
(income) expense.

Cash Flows from Financing Activities

         The aggregate principal amount of loans outstanding under the Facility was $45.0 million at November 30, 1995, $60.0 million at November 30, 1994, and $55.0 million at November 30, 1993. The $15.0 million decrease since November 30, 1994 occurred during the second half of 1995 in conjunction with the Company's recent strategy to reduce inventory levels, improve the Company's financial condition and due to a restrictive covenant of the Facility. This covenant requires the Company to reduce outstanding borrowings to the extent that the amount held in its collateral deposit account with the lenders' collateral agent exceeds $6.5 million. The amount outstanding had increased from November 30, 1993, to November 30, 1994, primarily due to land acquisitions.

         The Company utilizes mortgages payable, when available, to finance a portion of its acquisitions. Mortgages payable decreased to $1.2 million at November 30, 1995, from $9.4 million at November 30, 1994, as a result of the repayment of approximately $6.9 million of the proceeds from the sale of two of its commercial properties and payment under a purchase money mortgage of $1.3 million.

Inflation

         The Company, as well as the homebuilding industry in general, may be adversely affected by inflation, which can cause increases in the price of land, raw materials and labor. Unless cost increases are recovered through higher sales prices, gross margins can decrease. Increases in interest rates result in higher construction and financing costs which can also adversely affect gross margins. In addition, increases in home mortgage interest rates make it more difficult for the Company's customers to qualify for mortgage loans, potentially reducing the demand for homes. Historically, the Company, in periods of high inflation, has generally been able to recover increases in land, construction, labor and interest expenses through increases selling prices; however, the Company believes that its gross margins in 1994 and 1995 were adversely impacted by increased costs which could not be entirely passed through to buyers. See "Results of Operations."

BUSINESS

         The Company designs, constructs and sells single family attached and detached homes primarily in central New Jersey, central Florida and eastern Pennsylvania . The Company has an established reputation in its markets, having constructed and sold over 16,550 homes in 138 residential communities during the last 26 years. The Company markets primarily to first time buyers and first and second time move-up buyers and delivered 749 homes in fiscal 1995 having an average sales price of approximately $229,000.

         The Company was offering homes for sale in 20 residential communities at November 30, 1995, with prices ranging from $97,000 to $473,000. At November 30, 1995, the backlog of homes under contract was $36 million, compared to $98.5 million at November 30, 1995, and consisted of 166 homes having an average sales price of $217,000. The 1994 backlog levels benefitted from a greater number of communities open for sale in the Florida division, operating two divisions in the Northeast and an increasing interest rate environment which may have accelerated home purchase decisions in the first nine months of the year compared to the comparable period in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         At November 30, 1995, the Company owned or controlled approximately 2,835 lots, consisting of 919 lots in its 20 residential communities and 1,916 lots located on 15 parcels of land which primarily are controlled through option agreements and which, in a number of cases, are subject to the satisfactory completion of feasibility studies and the receipt of all required approvals.

         The Company's operating strategy consists of: (i) targeting the first time homebuyer and the first and second time move-up buyer; (ii) conducting homebuilding activities in markets that, based on economic and demographic trends, demonstrate strong growth potential; (iii) designing each residential community to meet the needs of the particular market based on local conditions and demographic factors; (iv) minimizing land risks by purchasing entitled tracts of well-located property through options or contingent purchase contracts and limiting land holdings to those which can be developed within two years from the date of purchase; (v) developing residential projects in phases which enables the Company to reduce financial exposure, control construction and operating expenses and adapt quickly to changes in customer demands and other market conditions; (vi) utilizing subcontractors to perform land development and home construction on a fixed price basis; and (vii) emphasizing the quality and value of its homes.

Operating Strategy

         Key elements of the Company's operating strategy include:

         Acquiring Tracts of Well-Located Property. The Company selects locations for its residential housing communities that have ready access to metropolitan areas by public transportation and major arterial highways and which have experienced industrial and commercial growth. The Company acquires land for future development principally through the use of land options which need not be exercised before the completion of the regulatory approval process. The Company structures these options in most cases with flexible takedown schedules rather than with an obligation to take down the entire parcel at one time. Before acquiring a parcel of land the Company completes extensive studies and analyses as to the economic feasibility and environmental suitability of the proposed community and generally obtains substantially all governmental approvals required for the development of the property. This strategy enables the Company to minimize the economic costs and risks of carrying a land inventory, while maintaining the Company's ability to commence new developments during favorable market periods.

         Limiting Land Holdings. The Company generally limits the amount of land it owns to amounts expected to be developed within two years or less in an effort to match land costs with current market prices for finished homes.

         Controlling Costs. The Company controls costs by: (i) developing residential communities of a size which permits the Company to take advantage of certain economies of scale; (ii) generally beginning construction only when homes are under contract; (iii) hiring subcontractors on a fixed-price basis; and
(iv) limiting the size of each construction phase to reduce inventory carrying costs. In addition, the Company generally standardizes and limits the number of home designs within any given product line. This standardization improves the quality of construction and permits efficient production techniques and bulk purchasing of materials and components, thus reducing construction costs and the time required to build a home.

         Building in Phases. By developing its projects in phases, the Company believes it is able to adapt quickly to changes in customer demands and other market conditions. The Company monitors its sales activity and varies its product mix and/or focuses more heavily upon particular projects and products to meet perceived changes in demand.

 Corporate Operations

         The Company operates through separate divisions, which are located within or near the areas in which they operate. Each division is managed by executives with substantial experience in the markets served. In addition, each division is staffed with personnel equipped with the skills to complete the functions of land acquisition, entitlement processing, land development, construction, marketing, sales and product service.

         The Company's corporate staff is responsible for: (i) evaluating the suitability of and selecting geographic markets;
(ii) allocating capital resources among divisions; (iii) maintaining the Company's relations with its lenders to regulate the flow of financial resources; and (iv) monitoring the decentralized operations of the Company's divisions. Capital commitments are determined through consultation among senior management and division managers. Centralized financial controls are also maintained through the standardization of accounting and financial policies and procedures, which are applied uniformly throughout the Company.

Geographic Markets

         The Company's current business operations are principally located in central New Jersey, the greater Orlando area and eastern Pennsylvania. Generally, the Company has organized divisions to be located in markets that demonstrate a strong growth profile. The Company selects locations within these markets for its residential housing communities that have ready access to metropolitan areas by public transportation and major arterial highways and which have experienced industrial and commercial growth.

         The Company's Northeast Division conducts homebuilding activities in Burlington, Monmouth, Middlesex and Mercer counties in New Jersey and Bucks County in Pennsylvania. The Company's Florida division conducts homebuilding activities in the Orange and Seminole county areas, concentrating on the suburban Orlando area.

         The Company recently decided to wind down its Chicago division by disposing of the remaining inventory by a combination of sale and buildout of homes, and the sale of remaining lots.

         The Company does not anticipate that it will expand into any new markets in fiscal 1996 and, therefore, plans to focus its operating locations and available capital in the Northeast and Florida divisions.

 Land Acquisition, Planning and Development

         Substantially all of the land acquired by the Company is purchased only after necessary entitlements have been obtained so that the Company has certain rights to begin development or construction as market conditions dictate. The term "entitlements" refers to developmental approvals, tentative maps or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give a developer the right to obtain building permits upon compliance with certain conditions that are usually within the developer's control. Although entitlements are ordinarily obtained prior to the Company's purchase of the land, the Company is still required to obtain a variety of other governmental approvals and permits during the development process. The Company primarily buys finished lots that are ready for construction in the Florida market while finished lots are generally not available in the Northeast market.

         The Company's general policy has been to control land for future development through the use of purchase options or contingent purchase contracts whenever practicable and where market conditions permit. The Company endeavors to acquire property either on an installment method, with closings on a portion of a project on a periodic basis, or subject to purchase money mortgages. These policies enable the Company to limit its financial commitments, including cash expenditures and interest and other carrying costs, and avoid large land inventories which exceed the Company's immediate development needs. At the same time, the Company retains any appreciation in the value of the parcel prior to exercising the option or closing the contingent purchase contract. During the option or contingency period, the Company performs feasibility studies, technical, engineering and environmental surveys and obtains the entitlements.

         In making land acquisitions, the Company considers such factors as: (i) current market conditions; (ii) internal and external demographic and marketing studies; (iii) environmental conditions; (iv) proximity to developed and recreational areas;
(v) availability of mass transportation and ready access to metropolitan areas and other employment centers; (vi) industrial and commercial growth patterns; (vii) financial review as to the feasibility of the proposed community, including projected profit margins, returns on capital employed and payback periods; (viii) the ability to secure governmental approvals and entitlements;
(ix) customer preferences; (x) access to materials and subcontractors; and (xi) management's judgment as to the real estate market, economic trends and the Company's experience in a particular market. The Company's development activities include land planning and securing entitlements. These activities are performed by the Company's employees, together with independent engineers, architects and other consultants. The Company's employees also carry out long-term planning for future communities.

Homebuilding

         Products. The Company offers a variety of homestyles tailored to meet the specific needs of the particular geographic and demographic markets served, including the first-time and second-time move-up buyer and, to a lesser extent, the first-time buyer. The Company believes that this diversified product strategy enables it to mitigate some of the risks inherent in the homebuilding industry by providing it with the flexibility to adjust its product mix to suit particular markets and changing market conditions. Homestyles, prices and sizes vary from community to community based upon the Company's assessment of specific market conditions and the restrictions imposed by local jurisdictions. In certain projects, recreational amenities such as tennis courts and playground areas are constructed by the Company.

         The Company generally standardizes and in recent years has limited the number of home designs within any given product line. This standardization improves the quality of construction and permits efficient production techniques and bulk purchasing of materials and components, thus reducing construction costs and the time required to build a home. The Company offers a variety of options and upgrades for each of its homes, thereby permitting buyers to tailor the homes to their particular tastes while enabling the Company to maintain the efficiency of a production builder.

         Construction. The Company employs production managers who are responsible for coordinating all functions pertaining to the construction process. All construction work for the Company is performed by subcontractors on a fixed price basis, with the Company acting as general contractor. In order to maintain control over costs, quality and work schedules, the Company employs an on-site superintendent for each project who is responsible for supervising subcontractor work.

         The Company's housing is constructed according to standardized design plans. Generally, the Company seeks to develop communities having a minimum number of lots to absorb deliveries over at least a two year period in order to reduce the per unit cost of the housing products which it sells. Advantages achieved by volume building include lower unit prices paid to subcontractors and reduced material costs per unit. From time to time, the Company purchases smaller sized projects in order to more efficiently deploy Company resources.

         Generally, the Company's policy is to commence construction of: (i) a detached housing unit beyond the foundation after a sales contract for that unit has been signed; and (ii) a multi-unit townhouse building after 50% of the units in that building are under sales contracts. The Company does, however, ordinarily attempt to maintain a predetermined inventory of units in process and model homes in order to match the construction time of homes with the mortgage application process and to accommodate customers who require immediate occupancy, such as relocation buyers. In addition, in order to permit construction and delivery of housing units on a year round basis, the Company, in anticipation of winter, starts construction of foundations prior to having signed sales contracts in affected market locations.

         Materials and Subcontractors. The Company attempts to maintain efficient operations by utilizing standardized material available from a variety of sources. Prices for materials may fluctuate due to various factors, including demand or supply shortages. During 1995, major building material prices for lumber, asphalt and appliances remained flat while prices for concrete and plastic increased modestly. The price for gypsum increased sharply during the first half of the year and decreased gradually during the second half of the year.

         The Company contracts with numerous subcontractors representing all building trades in connection with the construction of its housing units, and has established long-term relationships with a number of subcontractors. These subcontractors bid competitively for each phase of the work at each project and are selected based on quality, price and reliability. Subcontractor bids are solicited after an internal job cost budget estimate has been prepared based on estimated material quantities and home prices. These internal estimates serve as the formal baseline budget against which job cost performance is measured. Each division is responsible for contracting all work on its projects. Production costs are monitored monthly to assess variances from contracted amounts. The Company closely monitors subcontractor performance and expenditures on each project to assess project profitability. Additionally, the Company is generally able to obtain reduced prices from many of its subcontractors due to the high volume of work it provides to its subcontractors. Agreements with subcontractors are generally short term, running from six to twelve months, and provide a fixed price for labor and materials.

         The Company has, from time to time, experienced temporary construction delays due to delays in the delivery of materials or availability of subcontractors. Such construction delays may in turn delay the closing of dwelling unit sales, thereby extending the period of time between the signing of a purchase contract with respect to a dwelling unit and the receipt of revenues by the Company. To date, the Company has experienced no material adverse financial effects as a result of construction delays. Currently, sufficient materials and subcontractors are available to meet the Company's demands; however, the Company cannot predict the extent to which shortages in necessary materials or labor may occur in the future.

Sales and Marketing

         Sales Personnel/Advertising. Each division establishes marketing objectives, determines retail pricing, formulates sales strategies and develops advertising programs which, in each case are subject to periodic market analyses conducted by the division. The Company typically constructs, furnishes and landscapes model homes for each project and maintains on-site sales offices staffed by its own sales personnel. The Company makes use of newspaper, billboard and direct mail advertising, special promotional events and illustrated brochures in a comprehensive marketing program. In marketing its products, the Company emphasizes quality and value and provides a 15 year warranty on its homes.

         During the fourth quarter of 1995, the "Your Home Your Way" customization program was introduced in order to make the products the Company builds more attractive to homebuilders by tailoring them to individual customer needs.

         The Company's sales personnel participate in an intensive sales training program to develop their skills and knowledge.
The Company consults with these personnel in the product development process regarding feedback from customers and information with respect to the Company's competitors.

         Customer Financing. The Company sells its homes to customers who generally finance their purchase through conventional and government insured mortgages. The Company provides its customers with information on a wide selection of conventional mortgage products and various mortgage lenders to assist the homebuyer through the mortgage process. Mortgages arranged by the mortgage providers in recent years have been mortgage loans underwritten and made directly by a lending institution to the customer. The Company is not liable for repayment of any mortgage loans.

         Sales Agreements. Sales of the Company's housing units are made pursuant to standard sales contracts that are normal and customary in the markets served by the Company. Such contracts require a customer deposit (generally 5% unless limited by local law) at time of contract signing and provide the customer with a mortgage contingency. The contingency period typically is 60 days following the execution of the contract. In certain instances, contracts are contingent on the sale of a purchaser's existing home. In such cases, the Company retains the right to sell the home to a different buyer during the period in which the "house to sell" condition is not satisfied. The cancellation rate for new contracts signed was approximately 23% for fiscal
1995.  Cancellation rates may vary from year to year.  The
Company attempts to limit cancellations by training its sales force to determine at the sales office the qualifications of potential homebuyers and by obtaining financial information about the prospective purchaser.

Residential Development

         The Company markets and sells varying types of residential housing units ranging in base selling prices from $97,000 to $473,000. Current average base selling prices for the Company's homes are approximately $256,000 in New Jersey, $146,000 in Orlando and $229,000 in Chicago. Average base selling prices of units sold in any period or unsold at any point in time will vary depending on the specific projects and style of homes under development. The Company continually monitors prevailing market conditions, including interest rates and the level of resale activity in the markets in which it operates. The Company may from time to time, sell all or a portion of any residential project prior to its development by the Company.

         At November 30, 1995, the Company had 20 residential communities which include an aggregate of 1,078 single family detached homes to be delivered.

   The following sets forth certain information as of November
30, 1995 with respect to communities being developed by each of the Company's operating divisions:

                                                                                  Homes
                                                                               Delivered
                                                                                 Year       Homes
                                             Year of                              Ended     Under
                                              First      Lots          Homes    November   Contract  Unsold        Sales
                                             Delivery  Approved     Delivered  30, 1995   (Backlog)  Lots       Price Range
                                                          (a)                      (b)
Northeast
 Belmont at Steeplechase (Burlington) .        1995       382            24        24         10      348   $169,990-$221,990
 Burlington (Burlington Twp) ..........        1990       433           394        73          6       33    $138,990-$164,990
 Four Maples (Freehold) ...............        1995        56            23        33          6       17    $303,990-$396,990
 Jockey Club at Steeplechase
  (Burlington) ........................        1995       177            47        47         21      109   $137,990-$161,990
 Manalapan Chase (Manalapan) ..........        1996        52             0         0          4       48    $311,990-$415,990
 Monmouth Ridings (Howell) ............        1994       144            87        56         17       40    $179,990-$243,990
 Oakleigh Farm (Buckingham PA) ........        1994        48            37        35          3        8    $269,990-$370,990
 Regency Oaks (Marlboro) ..............        1995        39            17        17          3       19    $333,990-$472,990
 Sagewood (Mt. Laurel) ................        1994        50            42        19          3        5    $253,990-$367,990
 Waterford Estates (W. Windsor) .......        1994        66            46        41          7       13    $344,990-$408,990
 Woodside (Washington) ................        1994        68            54        45          9        5    $245,990-$308,990
     Total                                              1,515           781       390         89      645

Orlando, Florida
 Beechwoods (Altamonte Springs) .......        1995        57            11        11          9       37    $131,900-$156,990
 Cambridge Commons (Apopka) ...........        1995        87            23        23          8       56    $ 96,990-$122,990
 Churchill Downs (Orange) .............        1995        32             3         3          8       21    $121,990-$172,990
 Crescent Park (Orlando) ..............        1995       108            12        12         10       86    $153,990-$196,990
 The Meadows (Oricho) .................        1995        30             9         9          5       16    $140,990-$176,990
 Saddlebrook (Ocoee/Windmere) .........        1995        32            18        18         10       46    $129,990-$183,990
 Wekiva Park B (Apopka) ...............        1994        42            31        15          1       10    $ 99,990-$120,990
     Total                                                388           107        91         51      230

Chicago, Illinois
 Braeburn (Crystal Lake) ..............        1995        41            10        10         14       17    $192,400-$227,990
 Delaware Crossing (Gurnee) ...........        1995        65            33        33          6       26    $195,000-$232,990
     Total                                                106            43        43         20       43

Other (Communities with less than
 5 unsold homes each)(c) ..............                   216           209        42          6        1
     TOTAL                                              2,225         1,140       566        166      919

_______________

(a) Includes dwelling units completed and delivered, units under construction and units designated on subdivision or site plans where preliminary and final subdivision or site plan approvals, which in certain instances may be subject to the fulfillment of certain conditions imposed thereby, have been received. Also includes approximately 385 planned homes under option in 5 communitiesin New Jersey and Florida currently being developed and marketed by the Company, and will require cash of $3.1 million in 1996, $1.2 million in 1997 and $850,000 in 1998.

(b) Does not include 183 deliveries in 1995 from communities that have been fully delivered.

(c) Represents communities open with less than five homes unsold as of November 30, 1995.

Land Inventory

         The Company acquires options or contingent purchase con-tracts on land whenever practicable and where market conditions and lending availability permit. In other instances, the Company has endeavored to acquire property either subject to purchase money mortgages, or on an installment method, with closings on a portion of a project on a periodic basis. In order to ensure the availability of land for future development, the Company believes it is necessary to control land in New Jersey at an earlier point in time than in other markets. As of November 30, 1995, if all of the options held by the Company were exercised and all of the contingent purchase contracts to which the Company is a party were closed, the Company would have sufficient land to maintain its anticipated level of sale activity for the next five years in the Northeast market. The Company believes that additional acquisitions will be required for deliveries in 1997 and beyond in the Florida market. The Company's Amended Credit Agreement contains provisions limiting the amount of land which the Company may acquire in any one year (other than land acquisitions utilizing proceeds of purchase money mortgages) to $18.8 million in 1996. In addition, the Amended Credit Agreement provides that total expenditures with respect to projects which have not received all requisite development approvals cannot exceed $2 million without the consent of the Company's lenders.

         The following table sets forth certain information, as of November 30, 1995, with respect to: (i) options held by the Company and contingent purchase contracts to which the Company is a party; and (ii) land owned by the Company with respect to which construction of housing units has not commenced.

                                 Number of
                                 Proposed
                                 Residential  Planned
                                 Communities  Homes(1)

Northeast:
 Under option ..................      10       1,517
 Owned .........................      --          --
  Total ........................      10       1,517

Orlando, Florida:
 Under option ..................       3         293
 Owned .........................       2         106
  Total ........................       5         399

Combined Total .................      15       1,916


(1) Final development approvals have not been obtained with respect to certain properties included in the above table. Accordingly, the number of units approved for development, if any, may differ from the number of planned units reflected in the table. In addition, prior to exercising an option or closing a contingent purchase contract, the Company conducts feasibility studies and other analyses with respect to a proposed community. In certain instances, a determination is made by the Company not to proceed with the project. Accordingly, no assurance can be given that the Company will ultimately pursue the development of every community reflected in the table above.

         During the second quarter of fiscal 1995, as a result of the consolidation of the New Jersey-North and New Jersey-South divisions and economic and market conditions, the Company decided not to incur further preacquisition costs on nine properties controlled under option. These actions resulted in a pre-tax charge of approximately $1.1 million.

         As of November 30, 1995, the Company held options or was a party to contingent contracts to purchase 13 parcels of land in New Jersey and Florida for which it has paid option fees and earnest money aggregating $2.2 million. A total of 1,446 housing units of varying types are planned for these parcels. Through November 30, 1995, the Company has spent an additional $1.2 million in predevelopment costs on such land, which costs would not be recoverable in the event these options were not exercised or the contracts were not closed, as the case may be. Assuming that in each year the Company makes payments with respect to either options or contingent contracts, exercises options or closes such contracts with respect to the minimum amount of land necessary to retain its rights to acquire the remainder of the subject properties, the aggregate amount required to retain or exercise such options or close or extend such contingent contracts in periods subsequent to August 31, 1995 is approximately $17.7 million in 1996, $12.4 million in 1997, $8.3 million in 1998, $2.3 million in 1999 and $718,000 in 2000, and $1.5 million thereafter. In addition, the acquisition of two of such parcels will be financed through purchase money mortgages.
The terms of payment call for mortgage releases as homes close in the communities with a minimum of $1.2 million due in 1997 and $1.1 million due in 1998, $450,000 due in 1999 and $450,000 due in 2000. Assuming the Company exercises such options and contingent contracts, the Company will be in a position to acquire title to approximately 554, 386, 393, 189 and 251 lots during fiscal years 1996 through 2000 and 337 lots thereafter.

Commercial Land and Buildings

         The Company currently owns a 12,800 square foot office building in Manalapan, Monmouth County, New Jersey. Pursuant to management's continued focus on its core homebuilding business, the Company sold two of its commercial properties in 1995 for approximately $8.1 million which reduced related mortgages payable of $6.9 million. The sales resulted in an aggregate pre-tax gain of approximately $500,000 and provided approximately $850,000 of additional cash for operations after retirement of the mortgage debt.

         In addition, the Company owns certain undeveloped properties in New Jersey, Florida, California and Pennsylvania. These properties include 60 acres of commercial property in Manalapan, New Jersey, 27 acres consisting of three parcels in Orange
County, Florida and five other properties, two in Pennsylvania, two in New Jersey and one in California. Each of these properties are currently available for sale.

Joint Ventures

         The Company has historically participated in joint ventures engaged in land and residential housing development. The Company currently has a 50% equity interest in one joint venture formed to develop and market an 80 unit townhouse project in Maryland, which had delivered 75 homes through November 30, 1995. In addition, $550,000 of the amount reflected on the Company's Consolidated Balance Sheet at November 30, 1995 as Investments in Joint Ventures is held as collateral by a lender to collateralize letters of credit issued for the benefit of this joint venture. Talcon, L.P., a Delaware limited partnership ("Talcon") was formed by the Company in 1987 to succeed to its interest in certain joint ventures. In January 1994, Calton Capital, Inc. (a wholly owned subsidiary of Calton and the general partner of Talcon) determined that it was no longer in the best interest of Talcon or its partners to continue Talcon's business and dissolved the partnership. In 1995, the Company received
$890,000 of payments in full satisfaction of Talcon's debt obligations to the Company.

Competition

         The Company's business is highly competitive. Homebuilders compete for desirable properties, financing, raw materials and skilled labor, among other things. The Company competes in each of the geographic areas in which it operates with numerous real estate developers, ranging from small local to larger regional and national builders and developers, some of which have greater sales and greater financial resources than the Company. Resales of housing provide additional competition. The Company competes primarily on the basis of reputation, price, location, design, quality and amenities.

Regulation and Environmental Matters

         General. The Company is subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulation which imposes restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular locality. In addition, the Company is subject to registration and filing requirements in connection with the construction, advertisement and sale of its communities in certain states and localities in which it operates even if any or all necessary government approvals have been obtained. Generally, the Company must obtain numerous governmental approvals, licenses, permits and agreements before it can commence development and construction. Certain governmental authorities impose fees as a means of defraying the cost of providing certain governmental services to developing areas, or have required developers to donate land to the municipality or to make certain off-site land improvements. The Company may also be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums that could be implemented in the future in the states in which it operates. Generally, such moratoriums relate to insufficient water or sewage facilities or inadequate road capacity.

         Environmental. The Company is also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of health and the environment ("environmental laws"). The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause the Company to incur substantial compliance and other costs, and can prohibit or severely restrict development in certain environmentally sensitive regions or areas. For example, in July 1987, New Jersey adopted the Fresh Water Wetlands Protection Act which restricts building in or near certain protected geographic areas designated as wetlands. The preservation of wetlands located within a project may lessen the number of units that may be built in a particular project. The Company has planned all of its projects containing wetlands to comply with the regulations adopted under the Fresh Water
Wetlands Protection Act and does not believe that this legislation will adversely affect its present development activities in New Jersey.

         The State of Florida has adopted a wide variety of other environmental protection laws. The laws regulate developments of substantial size and developments in or near certain specified geographic areas within the State of Florida, including the Big Cypress, Green Swamp and Florida Keys areas, imposing requirements for development approvals which are more stringent than those which the Company would have to meet in Florida for development outside of these geographic areas. Further, the State of Florida regulates certain types of developments and developments located in or near certain types of geographic areas, plant life or animal life. The Company does not believe that any land owned by it that is planned for development is the site of any protected plant or animal life. Although the Company owns land in or near certain protected types of geographic areas, the Company designs its various projects to avoid disturbing such areas so that certain regulations with respect to these areas are not applicable. When the Company undertakes development activity in or near or which may have an impact on any protected areas, it is required to satisfy more stringent requirements for developmental approval than would otherwise be applicable. In addition, the laws of the State of Florida require the use of construction materials which reduce the energy consumption required for heating and cooling.

         Florida Growth Management Act. The Florida Growth Management Act of 1985 requires that an infrastructure, including roads, sewer and water lines, must be in existence concurrently with the construction of the development. If such infrastructure will not be concurrently available, then the project cannot be developed. This will have an effect on limiting the amount of land available for development and may delay construction and completion of some developments.

         Fair Housing Act. In July 1985, New Jersey adopted the Fair Housing Act which established an administrative agency to adopt criteria by which municipalities will determine and provide for their fair share of low and moderate income housing. This agency promulgated regulations with respect to such criteria effective August 1986. The Fair Housing Act could result in the reduction in the number of units available for future New Jersey properties acquired.

         The Company may be required to set aside units at prices affordable to persons of low and moderate income (Mt. Laurel units) in certain municipalities in which it owns or has the right to acquire land. In order to comply with such require-ments, the Company may be required to: (i) sell some units at prices which would result in no gain or loss and an operating margin less than would have resulted otherwise; or (ii) contribute to public funding of affordable housing, which contribution will increase the costs of units to be developed in a project. The Company attempts to recover some of these potential losses or reduced margins through increased density, certain cost saving construction measures and reduced land prices for the sellers of property. The Company has currently set aside 56 Mt. Laurel units in one New Jersey project for sale in future years.

         Summation. Despite the Company's past ability to obtain necessary permits and development approvals for its projects, it can be anticipated that increasingly stringent requirements will be imposed on developers and homebuilders in the future.
Although the Company cannot predict the effect of these requirements, they could result in time consuming and expensive compliance programs and substantial expenditures for pollution and water quality control, which could materially adversely affect the Company. In addition, the continued effectiveness of permits already granted or development approvals already obtained is dependent upon many factors, some of which are beyond the Company's control, such as changes in policies, rules and regulations and their interpretation and application.

         The foregoing does not purport to be a full description of all of the legislation and regulations impacting the business of the Company. The Company may be subject to numerous other governmental rules and regulations regarding building standards, labor practices, environmental matters and other aspects of real estate development in each jurisdiction in which it does business.

Employees

         As of February 1, 1996, the Company employed approximately 112 full-time personnel, including 15 corporate employees, 58 employees in the Northeast Division, 32 employees in the Florida Division and seven employees in the Chicago Division. The
Company also employs approximately 23 part-time employees in various locations. The Company believes its employee relations are satisfactory.

 Company Facilities

         The Company leases approximately 19,413 square feet of office space (of which 3,629 are sublet to tenants) and 6,200 square feet of storage space in a two-story office building in Manalapan, New Jersey which houses the Company's corporate headquarters and its New Jersey division. In addition, the Company leases 7,200 square feet of office space in Florida and 2,400 square feet of office space in Illinois. Management believes that these arrangements provide adequate space for the Company to conduct its operations.

         The Company has remote sales offices and construction offices on each of its project sites, some of which include mobile units which are leased for terms varying from one month to 48 months. From time to time the Company also leases model homes in some of its projects which the Company has previously sold to third parties under a lease-back arrangement. The current leases on the model homes do not obligate the Company beyond six months.

Legal Proceedings

         In July 1994, an action was filed against Calton Homes, the Township of Plainsboro, New Jersey and its planning board, certain real estate brokers and certain unnamed officers of Calton Homes in the Superior Court of New Jersey, Middlesex
County, by approximately 60 purchasers of homes in the Company's Princeton Manor development seeking compensatory and punitive damages arising out of an alleged failure to disclose that a portion of the property adjacent to the community could be developed by Plainsboro Township as a public works site. The court has denied the plaintiffs' motion to have the matter certified as a class action and has also denied the plaintiffs' motion for a preliminary injunction. No significant discovery has occurred to date. The Company is vigorously contesting this matter and, although there can be no assurances, does not believe that the case will have any material effect on the Company. In addition, the Company believes that it is contractually entitled to indemnification from Plainsboro Township in the event that any liability should arise.

MANAGEMENT

Directors and Executive Officers of Calton

         The directors and executive officers of Calton as of March 15, 1996 are listed below. Brief summaries of the business experience and certain other information with respect to the directors and executive officers of Calton is set forth in the following table and in the information which follows the table.

      Name                Age      Position

Anthony J. Caldarone      58       Chairman, President, Chief
                                   Executive Officer and Director
Robert A. Fourniadis      38       Senior Vice President-
                                   Legal & Secretary
Bradley A. Little         45       Senior Vice President-
                                   Finance, Treasurer and
                                   Chief Financial Officer
J. Ernest Brophy          71       Director
Mark N. Fessel            39       Director
Frank Cavell Smith, Jr.   50       Director
_______________

         There are no family relationships among the executive officers or directors of the Company. In addition, there are no arrangements or understandings between any of the above named executive officers or directors and any other persons pursuant to which any of the above named persons was elected as an officer or director. Although certain of the current directors were originally designated by the holders of the Old Notes pursuant to the Plan of Reorganization, such arrangements are no longer in effect.

         Mr. Caldarone was reappointed as Chairman, President, Chief Executive Officer and a Director of Calton in November 1995, having previously served in such capacities from the inception of the Company in 1981 through May 1993 when the Company consummated the Plan of Reorganization. From June 1993 through October 1995, Mr. Caldarone served as a Director of the Company.

         Mr. Fourniadis was named Senior Vice President-Legal, Secretary and Corporate Counsel of Calton in June 1993. Prior thereto, Mr. Fourniadis served as Vice President and Corporate Counsel of Calton Homes from 1988 to 1993. Mr. Fourniadis joined the Company in 1987.

         Mr. Little was named Senior Vice President-Finance, Treasurer and Chief Financial Officer of Calton in June 1993. Prior thereto, Mr. Little had served as Vice President of Accounting of Calton from 1989 to June 1993. From 1986 to 1989, Mr. Little was employed by Amerada Hess Corporation as Manager, Corporate Accounting and Reporting.

         Mr. Brophy, a self-employed attorney and certified public accountant specializing in tax consultation to clients engaged in the construction business, was reappointed as a Director of Calton in November 1995, having served in such capacity from March 1983 through November 1985 and from April 1986 until through May 1993 when the Company and certain of its subsidiaries consummated a joint plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization"). Since 1992, Mr. Brophy has served as Chief Financial Officer and a director of Hurdy-Gurdy International, Inc., a company that markets sorbet products.

         Mr. Fessel was designated as a Director of Calton by the holders of a majority in outstanding principal amount of the Subordinated Notes pursuant to the Plan of Reorganization in May 1993. Since 1985, Mr. Fessel has owned and operated a real estate company and has acted as principal in numerous commercial and residential real estate developments throughout the Northeast. In 1984, Mr. Fessel served as the Vice President of Acquisitions of the Meredith Organization, a nationally recognized real estate developer.

         Mr. Smith was designated as a Director of Calton by the holders of a majority in outstanding principal amount of the Subordinated Notes pursuant to the Plan of Reorganization in May 1993. Since 1990, Mr. Smith has been associated with the M&G Companies as a Senior Consultant responsible for corporate real estate consulting activities. From 1977 to 1990, Mr. Smith served as a Real Estate Consultant and Real Estate Development Manager for The Spaulding Co., Inc. Mr. Smith also is an adjunct faculty member at Boston University and a member of the Board of Trustees of Shelter, Inc.

Provisions Affecting Liability of Officers and Directors

         Calton's Amended and Restated Certificate of Incorporation contains a provision which limits the personal liability of Calton's officers and directors for monetary damages to Calton and its shareholders for breaches of any duty owed to Calton or its shareholders except for those breaches based upon an act or omission (a) in breach of such person's duty of loyalty to Calton or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit. This provision absolves Calton's directors and officers of liability for negligence in the performance of their duties, including gross negligence involving business decisions.

         Calton's by-laws contain provisions which provide indemnification rights to officers, directors and employees of Calton under certain circumstances.

Executive Compensation

         The following table sets forth information concerning the annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended November 30, 1995, 1994 and 1993, of the Chief Executive Officer of the Company and the other executive officers of the Company who earned salary and bonuses in fiscal 1995 in excess of $100,000 (collectively, the "Named Officers"):

<CAPTIONS>

                        SUMMARY COMPENSATION TABLE

                        Annual Compensation

                                                                          Long Term
                                                                          Compensation
                                                                           Awards
                                                                          Securities
    Name and                                                 Other Annual Underlying    All Other
  Principal Position (1)    Year   Salary($)(2)  Bonus($)(3) Compensation Options (#)   Compensation ($)(4)(5)
Anthony J. Caldarone        1995   $   7,692      $   --     $    --      $500,000 (6)      $     240
Chairmanm, Chief Executive  1994          --          --          --            --               --
Officer and President (7)   1993     131,731          --       20,406 (B)       --            452,201

Douglas T. Noakes           1995     291,000          --          --       684,564 (9)        587,121 (10)(11)
Former Chief Executive      1994     270,000       170,000        --       120,000             36,347
Officer and President       1993     245,000       155,000     91,556(12)  564,564                450


Bradley A. Little           1995     137,917          --          --       185,000 (13)        14,004 (14)
Senior Vice President       1994     126,250       100,000        --        60,000             11,922
Finance and Tresurer        1993     110,667        70,000        --       100,000              4,255

Robert A. Fourniadis        1995     120,417         --           --       185,000 (13)        13,812 (14)
Senior Vice President       1994     108,333        90,000        --        60,000             11,470
Legal and Secretary         1993      90,667        60,000        --       100,000              3,706



(1) Each of the individuals named in the above table served as an officer of the Company's wholly owned subsidiary, Calton Homes, Inc. ("Calton Homes"), during all or a portion of the three years ended November 30, 1995. All cash compensation included in the above table was paid or accrued by Calton Homes.

 (2) Includes amounts paid to officers of the Company for services rendered to Talcon, L.P. in fiscal 1993 as follows: Mr. Little - $17,000; and Mr. Fourniadis - $4,000. All such amounts were reimbursed to Calton by Talcon, L.P. through the issuance of Class A Limited Partnership Interests in Talcon, L.P. See "Talcon, L.P. Transactions."

(3) Represents amounts accrued in fiscal 1994 and fiscal 1993 and payable in the subsequent fiscal year to the Named Officers pursuant to the Company's Incentive Compensation Plan (the "Incentive Plan"). No Incentive Plan Awards were made with respect to fiscal 1995. The Incentive Plan provides for an incentive compensation pool equal to ten percent (10%) of the Company's annual pre-tax income, subject to certain adjustments to pre-tax income that may be made by the Compensation Committee to remove the effect of events or transactions not in the ordinary course of the Company's operations. No such adjustments were made for the fiscal years 1994 or 1993, and the incentive compensation pools for such years were $656,000 in fiscal 1994 (of which $620,000 was awarded) and $475,000 in fiscal 1993 (all of which was awarded). Key operations and senior corporate management employees (the "Eligible Employees") of the Company and its subsidiaries are eligible for participation in the Incentive Plan. The Eligible Employees are determined each fiscal year by the Compensation Committee based on the recommendations of the President and Chief Executive Officer of the Company. An Eligible Employee may not receive a distribution from the incentive compensation pool for any fiscal year that exceeds the lesser of twenty percent (20%) of the available incentive compensation pool or one hundred percent (100%) of the Eligible Employee's base salary for such fiscal year, unless otherwise provided in the Eligible Employee's employment agreement with the Company. The Compensation Committee ultimately determines the percentage, if any, of the incentive compensation pool for a fiscal year to be awarded to an Eligible Employee.

(4) Includes amounts contributed by the Company under its 401(k) Plan (the "401(k) Plan"). All full-time employees who have completed more than one year of service with the Company are eligible to participate in the 401(k) Plan which allows eligible employees to save up to 18% of their pre-tax compensation (subject to a maximum amount per year established annually pursuant to the Internal Revenue Code of 1986, as amended) through a payroll deduction. Subject to the discretion of its Board of Directors, the Company may make matching contributions to the 401(k) Plan in the form of cash or Common Stock. The Company's matching contribution for fiscal 1995 was made primarily in Common Stock and the Company anticipates that its matching contribution for the next fiscal year will be made in the form of Common Stock. Amounts contributed by the Company to the accounts of the Named Officers for fiscal 1995 (including the dollar value of contributions made in the form of Common Stock) were as follows: Mr. Noakes - $6,930; Mr. Little - $6,930; and Mr. Fourniadis - $7,100.

(5) Includes the reimbursement by the Company of automobile expenses in fiscal 1995 as follows: Mr. Caldarone - $240; Mr. Noakes - $5,500; Mr. Little - $6,000; and Mr. Fourniadis - $6,000.

(6) Represents options to purchase Common Stock which were granted to Mr. Caldarone effective January 31, 1996 pursuant to his employment agreement with the Company and subject to the approval of the Equity Incentive Plan by the shareholders of the Company.

(7) Mr. Caldarone was reappointed Chairman, President and Chief Executive Officer of the Company on November 21, 1995 having previously served in such capacities from the Company's inception until June 1993.

(8) Includes the reimbursement by the Company of automobile expenses of $714. Also includes reimbursement by the Company of medical and dental expenses paid on behalf of Mr. Caldarone and members of his immediately family in the aggregate amount of $19,692.

(9) Represents shares of Common Stock underlying options granted in respect of services rendered in prior fiscal years which were repriced by the Company during fiscal 1995.

(10) Includes compensation payable pursuant to a severance agreement entered into by the Company and Mr. Noakes in connection with the termination of his employment effective November 21, 1995. Such amount includes (i) a $350,000 severance payment, (ii) $155,140 representing the dollar value of benefits of premiums paid under a whole life insurance policy (the "Insurance Policy") insuring the life of Mr. Noakes, (iii) $18,000 of bonus compensation and (iv) $25,221 payable in respect of accrued and unused vacation pay. As required under the terms of such agreement, all such amounts were paid in January 1996. The Company is entitled to recover all premiums paid in respect of the Insurance Policy from the death benefit or cash surrender value of the policy. Under the terms of the severance agreement, the Company is required to pay the cost of COBRA benefits for Mr. Noakes for a period of 18 months following the termination of his employment.

(11) Includes $26,330 which represents the dollar value of benefits of premiums paid (other than in connection with the termination of Mr. Noakes' employment) under the Insurance Policy purchased by the Company in accordance with the terms of Mr. Noakes' employment agreement.

(12) Includes $85,556 paid by the Company to Mr. Noakes for relocation expenses incurred in fiscal 1993.

(13) Represents 25,000 shares underlying options granted in January 1996 for services rendered in fiscal 1995 and 160,000 shares underlying options granted in respect of prior fiscal years which were repriced in 1995.

(14) Includes cost of premiums paid by the Company under a program which provides officers of the Company with additional life insurance (supplementing the coverage available under the Company's group life insurance plan) as follows: Mr. Little - $1,074; and Mr. Fourniadis - $712.


Directors' Compensation

         Members of the Board of Directors who are not full time employees of Calton were each entitled in fiscal 1995 to annual compensation of $20,000 for service as a director. Calton paid or accrued a total of $142,000 in director fees to members of the Board of Directors during fiscal year 1995. Directors are reimbursed for travel expenses incurred in connection with attendance at Board and committee meetings. Directors who are not full time employees are paid a participation fee of $1,000 for each committee meeting attended. If the proposal to adopt the Equity Incentive Plan is approved by the Company's shareholders, each non-employee director who has attended 75% or more of the Board meetings and meetings of the committees on which he serves during the prior year will be awarded options to purchase 10,000 shares of the Company's Common Stock each time such director is re-elected to the Board of Directors.

Employment Agreement with Chief Executive Officer.

         Effective November 21, 1995, the Company entered into an Employment Agreement (the "Employment Agreement") with Anthony J. Caldarone, Chairman, President and Chief Executive Officer of the Company. The term of the Employment Agreement will end on November 30, 1998; provided, that such term will be automatically extended annually for periods of one (1) year unless a notice of non-extension is issued by the Company or Mr. Caldarone.
Pursuant to the Employment Agreement, Mr. Caldarone will receive a minimum annual salary of $250,000 ("Base Compensation") which may be increased by the Board or a committee thereof. Mr. Caldarone is entitled to participate in any bonus compensation or benefit plan or arrangement provided by the Company to its employees or senior level executives, including the Company's Incentive Plan. Under the Employment Agreement, Mr. Caldarone may be awarded up to thirty percent (30%) of the Incentive Plan's designated incentive compensation for any fiscal year and, subject to such limitation, is entitled to not less than one-half of the average percentage that all awards to other Eligible Participants are of the respective Eligible Participants' base salary for the relevant fiscal year. Mr. Caldarone is entitled to be reimbursed by the Company for certain automobile expenses. The Employment Agreement provides for the grant of options to purchase 500,000 shares of Common Stock to Mr. Caldarone. The grant of such options, which became effective January 31, 1996, is subject to the approval of the proposal to adopt the Equity Incentive Plan by the shareholders of the Company.

         If the Employment Agreement is terminated by reason of Mr. Caldarone's death, the Company is obliged to reimburse Mr. Caldarone's designated beneficiaries the cost of COBRA benefits, other than long-term disability coverage, for a period of 18 months following the date of death. If the Employment Agreement is terminated by reason of Mr. Caldarone's disability, Mr. Caldarone will be entitled to receive a lump sum cash payment equal to one years' Base Compensation (the "Severance Compensation") from the Company as well as the cost of COBRA benefits, other than long-term disability, for him and his family for a period of 18 months following the date of termination, and continue to participate in any group life insurance or supplemental life insurance program of the Company then in effect for a period of 18 months following the date of termination (collectively, the "Severance Benefits"). The Company may terminate the Employment Agreement for just cause in the event
Mr. Caldarone is convicted of a felony in connection with his duties as an officer of the Company, if the commission of such felony resulted in a personal financial benefit to Mr. Caldarone. Upon termination for just cause by the Company, Mr. Caldarone is not entitled to receive any Severance Compensation or Severance Benefits. If the Company terminates the Employment Agreement without just cause, Mr. Caldarone is entitled to the Severance Compensation and Severance Benefits. If the Company terminates the Employment Agreement by issuing a notice of non-extension, Mr. Caldarone is entitled to receive a lump sum cash payment equal to one years' Base Compensation as well as the Severance Benefits. Mr. Caldarone may terminate the Employment Agreement for just cause and receive Severance Compensation and Severance Benefits, if (i) the Board fails to re-elect him as each of Chairman, President and Chief Executive Officer of the Company,
(ii) the Board significantly reduces the nature and scope of his authorities, powers, duties and functions, (iii) the Company breaches any material covenant of the Employment Agreement, or
(iv) the Company consents to Mr. Caldarone's retirement. If Mr. Caldarone terminates the Employment Agreement without just cause or by issuing a notice of non-extension, he is not entitled to the Severance Compensation or Severance Benefit. After the date of termination of Mr. Caldarone' employment for any of the reasons specified herein and in the Employment Agreement, Mr. Caldarone will not receive any further salary payments under the Employment Agreement.

         For the term of the Employment Agreement and for a period of twelve (12) months following termination of Mr. Caldarone' employment, other than for just cause by the Company or without just cause by Mr. Caldarone, Mr. Caldarone is restricted from competing with the Company in certain regions in which the Company is actively engaged in business.

Severance Policy and Change in Control Arrangements For Senior
Executives

         The Company has established a severance compensation policy for senior level executives who have been employed by the Company for more than one year (the "Severance Policy"). To become eligible to participate in the Severance Policy, a senior level executive must be selected by the Company's Compensation
Committee and approved by the Board of Directors ("Eligible Participants"). Under the Severance Policy, an Eligible
Participant whose employment is terminated is entitled to receive one month's base salary for each year employed by the Company, pro rated for any partial year, but in no event less than six month's base salary; provided, however, that the Eligible Participants who were designated to participate in the Severance Policy in August 1993 (Mr. Little and Mr. Fourniadis) are entitled to receive twelve month's base salary. In addition, the Company will pay all amounts required to be paid by the Eligible Participants to continue insurance coverage under COBRA for a period of time equal to the number of months on which the severance compensation is based. The severance compensation for Eligible Participants who are parties to employment agreements will be governed by the terms of such agreements. Eligible Participants who resign voluntarily or who are terminated for cause (as defined in the Severance Policy) will not be eligible for severance compensation.

         Under the terms of certain agreements approved by the Board of Directors of the Company in May 1995, each of Douglas T.
Noakes, the former President and Chief Executive Officer of the Company, Bradley A. Little and Robert A. Fourniadis will be entitled to be paid the amount, if any, by which $150,000
($200,000 in the case of Mr. Noakes) exceeds the value of the stock options held by such officer and granted prior to December
31, 1995 in the event of (i) a merger, consolidation, recapitalization or other reorganization in which Calton is not the surviving entity or in which the Company is the surviving entity and which results in the Company's shareholders immediately prior to the transaction not holding securities representing 65% or more of the voting power of the Company's outstanding securities, (ii) a sale of substantially all of the Company's assets, (iii) a change in control of the Company which results in a person or group of affiliated persons owning in excess of 35% of the voting power of the Company's outstanding voting securities, prior to May 1996 (or such a transaction or change of control involves a party from whom it received a written offer or entered into a letter of intent prior to May
1996). Under the terms of these agreements, the amount payable to the officer will be proportionately adjusted if the officer exercises any options prior to an event which triggers the Company's payment obligation.

Option Grants

         Shown below is further information with respect to grants of stock options to the Named Officers by the Company which are reflected in the Summary Compensation Table set forth under the caption "Executive Compensation."


                  Individual Grants
                      Number of      Percent                              Potential Realizable
                      Securities    of Total                              Value at Assumed
                       Under-        Options                              Annual Rates of Stock
                        lying        Granted to   Exercise or             Price Appreciation for
                       Options     Employees in  Base Price  Expiration   Option Term
Name                  Granted (#)    Fiscal Year     ($/Sh)     Date(1)    5% ($)   10%($)

Anthony J. Caldarone     500,000(1)         27.6%   $.34375    1/30/2001  $ 27,547   $ 82,641
Douglas T. Noakes        684,564(2)         37.8%    .50      11/21/1998    77,065    139,870
Bradley A. Little         25,000(3)          1.4%    .3125     1/30/2006     4,913     12,450
                         100,000(4)          5.5%    .50       7/23/2005    24,798     59,859
                          60,000(5)          3.3%    .50       1/25/2005    18,285     46,042
Robert A. Fourniadis      25,000(3)          1.4%    .3125     1/30/2006     4,913     12,450
                         100,000(4)          5.5%    .50       7/23/2005    24,798     59,859
                          60,000(5)          3.3%    .50       1/25/2005    18,285     46,042


(1) Represents shares of Common Stock underlying options granted to Mr. Caldarone effective January 31, 1996 and subject to the approval of the shareholders of the Company of the proposal to adopt the Equity Incentive Plan. If the shareholders of the Company approve the proposal to adopt the Equity Incentive Plan, options with respect to 320,000 shares will become immediately exercisable, and options with respect to the remaining 180,000 shares will become exercisable on January 31, 1997.

(2) Represents shares of Common Stock underlying options which were repriced in 1995. Each of such options is immediately exercisable.

(3) Represents shares of Common Stock underlying options granted in January 1996 for services rendered in fiscal 1995. The options are exercisable cumulatively in three equal annual installments commencing on the first anniversary of the date of grant.

(4) Represents shares of Common Stock underlying options which were granted in July 1993 and repriced in April 1995. The options are exercisable cumulatively in three equal annual installments commencing on the first anniversary of the original date of grant.

 (5) Represents shares of Common Stock underlying options which were granted in January 1995 for services rendered in fiscal 1994 and repriced in April 1995. The options are exercisable cumulatively in three equal annual installments commencing on the first anniversary of the original date of grant.

Exercises and Fiscal Year-End Values

           Shown below is information with respect to unexercised options to purchase the Company's Common Stock held by the Named Officers at November 30, 1995. On such date, the exercise price of each of such options exceeded the closing price of the Company's Common Stock on the American Stock Exchange ($.4375 per share).

                                     Number of Securities
                                     Underlying Unexercised
                                     Options Held at FY-End(#)(1)
                                     Exercisable      Unexercisable
Anthony J. Caldarone                          --                 --
Douglas T. Noakes                        684,564                 --
Bradley A. Little                         86,667             73,333
Robert A. Fourniadis                      86,667             73,333

(1)              Does not include options granted to the Named Officers
                  in January 1996. See the table presented under the section captioned "Option Grants."


PRINCIPAL AND SELLING SECURITYHOLDERS

         The following table sets forth information concerning beneficial ownership of Calton's Common Stock as of March 1, 1996 by: (i) persons known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Named Officers who was employed by the Company as of March 1, 1996; (iv) the Selling Securityholders; and (v) all directors and officers of the Company as a group. Except as set forth in the footnotes to the table, the shareholders have sole voting and investment power over such shares.


                                                       Beneficial
                                                       Ownership of
                                                       Common Stock
                           Beneficial        Number    After Offering
                          Ownership of       Shares
                          Common Stock       of
                                      Per-   Common                  Per-
                                      cent   Stock                   cent
Name of                Number         of     Being     Number        of
Beneficial Owner       of Shares      Class  Offered   of Shares     Class
Anthony J.
 Caldarone (1)         6,924,781(2)   26.2%  1,237,626 3,029,155(3)  11.5%(3)
Joyce P.
 Caldarone (1)         4,226,781(4)   16.1%  1,237,626 3,029,155(3)  11.5%(3)
Apollo Homes
 Partners,
 L.P. (5)              2,658,000(6)   10.1%  2,658,000        --(7)     --(7)
Frederick J.
 Jaindl (8)            1,616,700       6.1%   --       1,616,700      6.1%
Goldman, Sachs
 & Co. (9)             1,344,600(10)   5.1%   1,344,600       --(7)     --(7)
Robert A.
 Fourniadis (11)       105,277  (12)   (13)   --         105,227       --(13)
Bradley A.
 Little (11)           99,863   (14)   (13)   --         99,863        --(13)
J. Ernest
 Brophy (11)           13,770          (13)   --         13,770        --(13)
Mark N. Fessel         --              --     --             --         --
Frank Cavell
 Smith, Jr.            --              --     --             --         --
All Directors and
 Executive Officers
 as a Group (6
 persons)(1)(12)(14)  7,143,391       26.8%  1,237,626 3,247,765(3)  12.2%(3)


(1) Mr. Caldarone, Chairman, President and Chief Executive Officer of the Company, and his wife Joyce P. Caldarone, maintain a mailing address at c/o Calton, Inc., 500 Craig Road, Manalapan, New Jersey 07726-8790.
(2) Includes an aggregate of 1,395,209 shares held by Joyce P. Caldarone, Mr. Caldarone's wife, as to which shares he disclaims any beneficial interest, and 2,658,000 shares held by Apollo Homes Partners, L.P. ("Apollo Homes"), which Mr. Caldarone has the right to vote in the election of directors pursuant to a proxy granted to him by Apollo Homes. In addition, under the terms of a stock purchase agreement between Mr. Caldarone and Apollo Homes, Mr. Caldarone was granted certain rights of first offer with respect to the shares of Calton Common Stock owned by Apollo. The agreement also grants Apollo certain "tag-along rights" to sell shares of Calton Common Stock in the event of, and along with, certain transfers of Common Stock made by Mr.
        and/or Mrs. Caldarone, and contains provisions requiring (a) Apollo, under certain circumstances, to sell the Common Stock owned by it in the event that Mr. and Mrs. Caldarone sell all of the securities of the Company that they own and (b) Mr. and Mrs. Caldarone to offer to Apollo, under certain circumstances, the opportunity to purchase a pro rata portion of additional securities acquired by Mr. and/or Mrs. Caldarone from the Company. The 6,924,781 shares reflected in the above table do not include 320,000 shares subject to options which will become immediately exercisable if a proposal to adopt the Calton, Inc. 1996 Equity Incentive Plan is approved by the shareholders of the Company at the Company's Annual Meeting of Shareholders scheduled for April 23, 1996.
(3) Assumes that all shares of Common Stock being offered by Mr. and Mrs. Caldarone and Apollo Homes are sold.
(4) Includes an aggregate of 2,871,572 shares of Common Stock held by Anthony J. Caldarone, Mrs. Caldarone's husband, as to which shares she disclaims any beneficial interest.
(5) The sole general partner of Apollo Homes is AIF II, L.P., a Delaware limited partnership. The managing general partner of AIF II, L.P. is Apollo Advisors, L.P. ("Apollo Advisors") whose principal offices are located at Two Manhattanville Road, Purchase, New York 10577. Apollo Capital Management, Inc. ("ACM") is the general partner of Apollo Advisors. Shareholdings information is based upon Apollo Homes'
        Schedule 13D, as amended to November 21, 1995.
(6) See note 2 above for a description of certain rights granted by Apollo Homes to Anthony J. Caldarone with respect to these shares. Prior to the commencement of the offering of the securities pursuant to this Registration Statement, the number of shares of Common Stock owned by Apollo Homes was 5,316,855.
(7) Assumes that all shares of Common Stock being offered by such shareholder are sold.
(8) Such holder maintains an address at c/o Jaindl Farms, 3150 Coffeetown Road, Orefield, Pennsylvania 18609. Shareholdings information is based upon the Schedule 13D of such holder dated July 28, 1995.
(9) The principal offices of such shareholder are located at 85 Broad Street, New York, New York 10004. Shareholdings information is based upon the Schedule 13D, as amended to April 28, 1995 of Goldman, Sachs & Co., the direct owner, and The Goldman Sachs Group, L.P., which indicates that each of such entities are the beneficial owners of such shares.
(10) Prior to the commencement of the offering of the securities pursuant to this Registration Statement, the number of shares of Common Stock owned by Goldman, Sachs & Co. was 2,082,600 shares.
(11) Such holder is an officer or director of the Company and maintains a mailing address at c/o Calton, Inc., 500 Craig Road, Manalapan, New Jersey 07726-8790.
(12) Includes 86,667 shares subject to currently exercisable options granted under Calton's 1993 Stock Option Plan and 18,610 shares held through the Company's 401(k) Plan.
(13) Shares beneficially owned do not exceed 1% of the Company's outstanding Common Stock.
(14) Includes 86,667 shares subject to currently exercisable options granted under Calton's 1993 Stock Option Plan and 13,196 shares held through the Company's 401(k) Plan.

Registration Rights Agreement

        Prior to the Effective Date of the Plan of Reorganization, Calton entered into a Registration Rights Agreement with each of the Selling Securityholders. In accordance with the terms of the Registration Rights Agreement, Calton filed a registration statement, of which this Prospectus forms a part (the "Shelf Registration Statement"), under which the Common Stock held by the Selling Securityholders was registered. Calton is obliged to keep the Shelf Registration Statement effective for a period of three years from its effective date. The filing of the Shelf Registration Statement under the Securities Act was a condition to the consummation of the Plan of Reorganization. Pursuant to the Registration Rights Agreement, this Prospectus will be used in connection with the resales of the Common Stock.

        Upon the request of Selling Securityholders who own not less than 5% of the outstanding Common Stock of the Company (on a fully diluted basis) that is subject to the Registration Rights Agreement, Calton will be obliged to amend the Shelf Registration Statement to provide for underwritten offerings of Common Stock.

        The Registration Rights Agreement also provides the Selling Securityholders certain "piggyback" registration rights which will entitle the Selling Securityholders to have all or a portion of the Common Stock owned by them included in any registered public offering of Common Stock conducted by the Company.

        Calton will be obligated to bear all expenses incurred by it in connection with any registration effected pursuant to the Registration Rights Agreement, except underwriting discounts and commissions applicable to the sale of securities by the Selling Securityholders. The Registration Rights Agreement contains provisions requiring, under certain circumstances, Calton to indemnify the Selling Securityholders against certain liabilities arising out of or incident to a registration effected pursuant to the terms of the Registration Rights Agreement.

                   DESCRIPTION OF CAPITAL STOCK

Common Stock

        Calton is authorized to issue 53,700,000 shares of Common Stock, $.01 par value, of which approximately 26,445,000 shares were outstanding as of March 1, 1996 (not including 1,270,000 shares of Common Stock issuable upon exercise of options granted under the Company's Stock Option Plans). Holders of Common Stock are entitled to one vote for each share on all matters voted upon by shareholders and have no preemptive or other rights to subscribe for additional securities of Calton. Each share of Common Stock has an equal and ratable right to receive dividends when, as and if declared by the Board of Directors out of assets legally available therefor. In the event of a liquidation, dissolution or winding up of Calton, the holders of Common Stock will be entitled to share equally and ratably in the assets available for distribution to holders of Common Stock after the payment of liabilities.

 Preferred Stock and Class A Preferred Stock

        Calton's Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), authorizes 2,600,000 shares of Preferred Stock, $.10 par value (the "Preferred Stock") and 10,000,000 shares of Class A Preferred Stock, par value $.10 per share (the "Class A Preferred Stock"). The Preferred Stock is undesignated as to series and no series thereof may be created without the requisite vote of Calton's shareholders. The Certificate authorizes the Calton Board of Directors to issue the Class A Preferred Stock in one or more series with such dividend, liquidation, conversion, voting, redemption and other rights as the Board establishes at that time. As a result, the Board of Directors may issue the Class A Preferred Stock with such rights as would discourage possible acquirors of Calton from making a tender offer or other attempt to gain control of Calton. To the extent that it impedes any such takeover attempts, the Class A Preferred Stock may serve to perpetuate management.

Certain Anti-takeover Provisions

        The New Jersey Business Corporation Act contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of Calton. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Calton's Common Stock and could make it more difficult for shareholders to effect certain corporate actions.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for Calton's Common Stock is Midlantic National Bank, Edison, New Jersey.

                   SHARES ELIGIBLE FOR FUTURE SALE

        There are approximately 26,445,000 shares of Common Stock outstanding as of March 1, 1996, all of which have been registered under the Act and are tradeable without restriction (except as to affiliates of Calton) or further registration under the Securities Act. The Company has registered 5,240,226 shares held by the Selling Securityholders for public sale by means of the Shelf Registration Statement (of which this Prospectus forms a part) filed under the Securities Act which the Company, under the terms of the Registration Rights Agreement, is obliged to keep effective until August 1996.

        Calton has reserved 1,492,605 shares of Common Stock for issuance upon the exercise of options granted pursuant to its 1993 Stock Option Plan and has granted options with respect to 1,270,000 of such shares. All of these shares and 800,000 shares reserved for issuance in connection with the Company's 401(k) Plan, have been registered pursuant to the Act. In addition, the Company expects to submit a proposal to its shareholders in April 1996 to adopt the Equity Incentive Plan. It is anticipated that 2,000,000 shares will be reserved for issuance under the Equity Incentive Plan and that such shares will be registered under the Securities Act.

                   PLAN OF DISTRIBUTION

        Shares of Common Stock may be offered by the Selling Securityholders in transactions on AMEX, in negotiated transactions, or in a combination of such methods of sale, at fixed prices which may be changed, at the market price prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions to or through registered broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and or the purchaser of such securities for whom such broker-dealers may act as agent or to whom they may sell as principals, or both. In addition, the Selling Securityholders may pledge the shares of Common Stock to broker-dealers and such broker-dealers may resell the shares of Common Stock in privately negotiated transactions, transactions on AMEX or otherwise. Any broker-dealers that participate with the Selling Securityholders in offers and sales of shares covered hereby may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions or discounts received by such broker-dealers and any profit on the sale of the shares by such broker-dealers might be deemed to be underwriting discounts and commissions under the Securities Act.

        The Company will not receive any proceeds from the sale of the shares of Common Stock. The Company has agreed to bear all expenses (except certain legal expenses) in connection with the registration of Common Stock by the respective Selling Securityholders and has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

                        LEGAL MATTERS

        Certain legal matters with respect to the Common Stock offered hereby will be passed upon for Calton by Giordano, Halleran & Ciesla, a Professional Corporation, Middletown, New
Jersey.

                           EXPERTS

        The consolidated balance sheet as of November 30, 1995 and 1994 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years ended November 30, 1995 and 1994 and the six month periods ended May 31, 1993 and November 30, 1993, included in this Prospectus have been included herein in reliance on the report of Coopers and Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing.


     INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants        F-2

Consolidated Balance Sheet as of November 30, 1995
and 1994                                                  F-3

Consolidated Statement of Income for the Years Ended
November 30, 1995 and 1994, and the Six Month Periods
Ended May 31, 1993 and November 30, 1993                  F-4

Consolidated Statement of Cash Flows for the Years
Ended November 30, 1995 and 1994, and the Six Month
Periods Ended May 31, 1993 and November 30, 1993          F-5

Consolidated Statement of Changes in Shareholders'
Equity for the Years Ended November 30, 1995
and 1994, and the Six Month Periods Ended May 31, 1993
and November 30, 1993                                     F-6

Notes to Year End Consolidated Financial Statements       F-7


Report Of Independent Accountants
Board of Directors and Shareholders of Calton, Inc.

     We have audited the accompanying consolidated balance sheet of Calton, Inc. and Subsidiaries as of November 30, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended November 30, 1995 and 1994 and the six month periods ended November 30, 1993 and May 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
 On May 28, 1993, Calton, Inc. reorganized and emerged from bankruptcy. As discussed in Note 11 to the consolidated financial statements, the financial statements at May 31, 1993 reflect the estimated fair market value of assets in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7. The consolidated financial statements for the years ended November 30, 1995 and 1994 and the six month period ended November 30, 1993 referred to above are presented on the new basis, and accordingly, are not comparable to May 31, 1993 and prior.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Calton, Inc. and Subsidiaries as of November 30, 1995 and 1994 and the consolidated results of their operations and their cash flows for the years ended November 30, 1995 and 1994 and six month periods ended November 30, 1993 and May 31, 1993 in conformity with generally accepted accounting principles.


Coopers & Lybrand LLP
/s/ Coopers & Lybrand

                                   Princeton, New Jersey
                                   January 12, 1996



Consolidated Balance Sheet
November 30, 1995 And 1994



                                                     1995            1994
Assets
 Cash and cash equivalents . . . . . . . . . .  $  5,161,000     $ 5,759,000
 Receivables . . . . . . . . . . . . . . . . .     8,964,000       7,823,000
 Inventories . . . . . . . . . . . . . . . . .    64,246,000      88,802,000
 Commercial land and buildings . . . . . . . .     9,439,000      16,597,000
 Investments in joint ventures . . . . . . . .       850,000         850,000
 Prepaid expenses and other assets . . . . . .     2,756,000       2,313,000
  Total assets . . . . . . . . . . . . . . . .  $ 91,416,000    $122,144,000

Liabilities and Shareholders' Equity
 Revolving credit agreement. . . . . . . . . .   $45,000,000    $ 60,000,000
 Mortgages payable . . . . . . . . . . . . . .     1,227,000       9,398,000
 Accounts payable. . . . . . . . . . . . . . .     3,270,000       6,968,000
 Accrued expenses and other liabilities. . . .    14,906,000      16,733,000
  Total liabilities. . . . . . . . . . . . . .    64,403,000      93,099,000

Commitments and contingent liabilities

Shareholders' Equity
 Common stock, $.01 par value, 53,700,000
  shares authorized; issued and outstanding
  26,371,000 in 1995 and 25,997,000 in 1994. .       264,000         260,000
 Paid in capital . . . . . . . . . . . . . . .    22,822,000      21,720,000
 Retained earnings . . . . . . . . . . . . . .     3,927,000       7,065,000
  Total shareholders' equity . . . . . . . . .    27,013,000      29,045,000

  Total liabilities and shareholders' equity .  $ 91,416,000    $122,144,000

           See accompanying notes to consolidated financial statements.


[CAPTION]
Consolidated Statement Of Income

                                                                            Six Month        Six Month
                                                                           Period Ended     Period Ended
                                            Years Ended November 30,       November 30,        May 31,
                                                1995            1994            1993            1993
Revenues. . . . . . . . . . . . . . . .   $ 180,843,000   $ 168,723,000   $  83,351,000   $ 76,555,000
Equity in operations
 of joint ventures. . . . . . . . . . .              --              --              --     (9,422,000)
                                            180,843,000     168,723,000      83,351,000     67,133,000
Costs and expenses
  Cost of revenues. . . . . . . . . . .     159,690,000     139,339,000      67,473,000     68,304,000
  Selling, general and administrative .      18,845,000      20,183,000      10,100,000     10,785,000
  Provision for estimated
   net realizable value . . . . . . . .       1,593,000         400,000              --      3,384,000
  Restructuring charges . . . . . . . .       1,940,000              --              --             --
  Amortization of values in excess of
   amounts allocable to identifiable
   net assets . . . . . . . . . . . . .              --         206,000         218,000        253,000
                                            182,068,000     160,128,000      77,791,000     82,726,000

Income (loss) from operations . . . . .      (1,225,000)      8,595,000       5,560,000    (15,593,000)

Other charges (credits)
  Interest expense, net . . . . . . . .       1,847,000       1,235,000         879,000       3,338,000
  Other (income) expense. . . . . . . .        (765,000)             --         (75,000)         70,000
  Reorganization charges. . . . . . . .              --              --              --      37,493,000
  Write-off of financing costs. . . . .              --         800,000              --              --
Income (loss) before income taxes
  and extraordinary gain. . . . . . . .      (2,307,000)      6,560,000       4,756,000    (56,494,000)
Provision in lieu of income taxes . . .         831,000       2,367,000       1,884,000          --
Income (loss) before
  extraordinary gain. . . . . . . . . .      (3,138,000)      4,193,000       2,872,000    (56,494,000)

Extraordinary gain. . . . . . . . . . .              --              --              --     58,311,000
Net income (loss) . . . . . . . . . . .   $  (3,138,000)  $   4,193,000   $   2,872,000   $  1,817,000

Income (loss) per share
 Income (loss) before
  extraordinary gain. . . . . . . . . .   $        (.12)  $         .16   $         .11   $      (1.67)
 Extraordinary gain . . . . . . . . . .              --              --              --           1.72
  Net income (loss) . . . . . . . . . .   $        (.12)  $         .16   $         .11   $        .05

           See accompanying notes to consolidated financial statements.
[CAPTION]
Consolidated Statement Of Cash Flows

                                                                           Six Month        Six Month
                                                                           Period Ended     Period Ended
                                            Years Ended November 30,       November 30,      May 31,
                                                1995           1994            1993            1993
Cash Flows from Operating Activities
 Net (loss) income. . . . . . . . . . .   $  (3,138,000)  $   4,193,000   $   2,872,000   $  1,817,000
 Adjustments to reconcile net (loss)
  income to net cash provided (used)
  by operating activities
   Restructuring  charges . . . . . . .       1,940,000              --              --              --
   Depreciation and amortization. . . .       1,741,000       1,877,000       1,151,000      1,327,000
   Provision for estimated net
    realizable value. . . . . . . . . .       1,593,000         400,000              --      3,384,000
   Option abandonments. . . . . . . . .       1,050,000              --              --              --
   Provision in lieu of income taxes. .         831,000       2,928,000       1,649,000              --
   Issuance of stock under 401(k) Plan.         213,000         198,000              --              --
   Reserve reversal . . . . . . . . . .      (1,113,000)             --              --              --
   Extraordinary gain . . . . . . . . .              --              --              --    (58,311,000)
   Equity in operations of
    joint ventures. . . . . . . . . . .              --              --              --      9,422,000
   Reorganization charges . . . . . . .              --              --              --     35,765,000
   (Increase) decrease in receivables .      (1,141,000)     (1,460,000)      6,744,000        146,000
   Decrease (increase) in inventories .      26,897,000     (11,345,000)     (5,530,000)    11,318,000
   (Decrease) increase in accounts
    payable, accrued expenses and other
    liabilities . . . . . . . . . . . .      (5,508,000)     (1,138,000)     (1,834,000)     1,945,000
   (Increase) decrease in prepaid
    expenses and other assets . . . . .        (792,000)        633,000         616,000     11,281,000
                                             22,573,000      (3,714,000)      5,668,000     18,094,000
Cash Flows from Financing Activities
  Repayment under revolving credit
   agreement. . . . . . . . . . . . . .     (19,500,000)     (9,500,000)    (13,479,000)    (8,473,000)
  Proceeds under revolving credit
   agreement. . . . . . . . . . . . . .       4,500,000      14,500,000       7,500,000              --
  Repayment of mortgages payable. . . .      (8,171,000)       (882,000)       (471,000)    (2,571,000)
  Repurchase of Senior Subordinated
   Notes. . . . . . . . . . . . . . . .              --              --      (1,000,000)    (5,000,000)
                                            (23,171,000)      4,118,000      (7,450,000)   (16,044,000)
Net (decrease) increase in cash and
  cash equivalents. . . . . . . . . . .        (598,000)        404,000      (1,782,000)     2,050,000
Cash and cash equivalents at
  beginning of period . . . . . . . . .       5,759,000       5,355,000       7,137,000      5,087,000
Cash and cash equivalents at end
  of period . . . . . . . . . . . . . .   $   5,161,000   $   5,759,000  $    5,355,000   $  7,137,000

           See accompanying notes to consolidated financial statements.

[CAPTION]
Consolidated Statement Of Shareholders' Equity

                                                    Class B                                  Retained
                                      Common        Common      Preferred      Paid In       Earnings
                                      Stock         Stock         Stock        Capital       (Deficit)
Balance, November 30, 1992. . . .  $   321,000   $    76,000   $        --   $43,431,000  $(28,113,000)
Net income for the six month
 period ended May 31, 1993. . . .           --            --            --            --     1,817,000
Elimination of accumulated
 deficit in connection with the
 reorganization . . . . . . . . .          --             --            --            --    26,296,000
Retirement of stock in connection
 with the plan of reorganization.    (321,000)       (76,000)           --   (22,925,000)           --
Issuance of common and. . . . . .     234,000             --       260,000            --            --
Balance, May 31, 1993 . . . . . .     234,000             --       260,000    20,506,000            --
Net income for the six month
 period ended November 30, 1993 .          --             --            --            --     2,872,000
Amortization of deferred
 compensation related to stock
 option plan. . . . . . . . . . .          --             --            --        21,000            --
Balance, November 30, 1993. . . .     234,000             --       260,000    20,527,000     2,872,000
Net income. . . . . . . . . . . .          --             --            --            --     4,193,000
Conversion of preferred stock . .      26,000             --      (260,000)      234,000            --
Issuance of stock under
 401(k) Plan. . . . . . . . . . .          --             --            --       198,000            --
Tax adjustment. . . . . . . . . .          --             --            --       719,000            --
Amortization of deferred
 compensation related to stock
 option plan. . . . . . . . . . .          --             --            --        42,000            --
Balance, November 30, 1994. . . .     260,000             --            --    21,720,000     7,065,000
Net loss. . . . . . . . . . . . .          --             --            --            --    (3,138,000)
Issuance of stock under
 401(k) Plan. . . . . . . . . . .       4,000             --            --       209,000            --
Provision in lieu of income taxes          --             --            --       831,000            --
Amortization of deferred
 compensation related to stock
 option plan. . . . . . . .  . .           --             --            --        62,000            --
Balance, November 30, 1995. . .    $  264,000    $        --   $        --   $22,822,000   $ 3,927,000

           See accompanying notes to consolidated financial statements.


Notes To Consolidated Financial Statements


1. Summary Of Significant Accounting Policies

Principles of consolidation

     The consolidated financial statements include the accounts of Calton, Inc. and all of its wholly-owned and majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.
     The Company accounts for its investments in its 50% or less interests in corporate and unincorporated joint ventures by the equity method.
     The accompanying financial statements for the years ended November 30, 1995 and 1994 and the six months ended November 30, 1993 are separated by a black line from prior periods due to the adoption of fresh-start accounting and reporting to reflect the effects of the Reorganization as of May 31, 1993, and are not comparable to the amounts reflected for prior periods (see Note 11). Certain reclassifications have been made to prior years' financial statements in order to conform with the 1995 presentation.

Income recognition

     Revenue and cost of revenue on sales of homes are recognized when individual homes are completed, and title and other attributes of ownership have been transferred by means of a closing to the buyer. Revenue and cost of revenue on land sales are recognized when all conditions precedent to closing have been fulfilled, a specified minimum down payment has been received and there is reasonable assurance that resulting receivables will be collected.

Cash and cash equivalents

     Cash equivalents consist of short-term, highly liquid investments, with original maturities of three months or less, that are readily convertible into cash.

Inventories

     Inventories are stated at the lower of cost or estimated net realizable value for each property. As of November 30, 1995, certain inventories had been restated to reflect estimated net realizable value. Estimated net realizable value has been determined based upon the amount the Company expects to realize through sale or development based on management's present plans for each property. In a buildout of a community, certain assumptions are made concerning future sales prices and absorption of sales and closings in the community's life span. There is an inherent risk that those assumptions made may not occur. The estimated net realizable value of a property may exceed the value which could be obtained through the immediate sale of the property if development plans for such property support a higher cost recovery. Cost includes direct and allocated indirect costs. Land and land development costs generally include interest and property taxes incurred. Interest is capitalized using interest rates on specifically related debt and the Company's average borrowing rate. Inventoried costs are charged to cost of revenues based upon the estimated average cost within each community.

Commercial land and buildings

     Commercial land and buildings, stated at estimated fair market value, include certain assumptions in their ultimate disposition such as future cash flow, the ability of the Company to obtain certain zoning changes and regulatory or governmental approvals. There is an inherent risk that those assumptions made may not be realized.

Income taxes

     Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting Standards No. 109 (see Note 8).

Prepaid expenses and other assets

     Prepaid expenses and other assets consist primarily of property and equipment, prepaid architect fees and prepaid insurance. Prepaid architect fees are amortized on a per unit basis as homes are delivered.

Risks and uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses for the periods reported. Actual results could differ from those estimates.
     The Company, as well as the homebuilding industry in general, is very sensitive to economic conditions. Inflation, interest rate fluctuations, available capital and consumer confidence impact the ability of the Company to market, sell and build homes.

Per share computations

     Per share computations are based upon the weighted average number of shares of common stock and preferred stock outstanding during each period presented (26,281,000 and 26,095,000 for the years ended November 30, 1995 and 1994, respectively, and 26,239,000 for the six months ended November 30, 1993. Prior to the Company's Reorganization in 1993, the weighted average number of shares of Common Stock and Class B Common Stock was 33,819,000 for the six months ended May 31, 1993).

2. Receivables

     Receivables consist of the following (amounts in thousands):

                                                           November 30,
                                                        1995          1994
Closing proceeds due . . . . . . . . . . . . .       $  4,946      $  2,830
Due from municipalities. . . . . . . . . . . .          2,573         3,192
Mortgages and notes receivable, net. . . . . .            557           524
Other. . . . . . . . . . . . . . . . . . . . .            888         1,277
                                                     $  8,964      $  7,823

3. Inventories

     The components of inventories are as follows (amounts in thousands):

                                                           November 30,
                                                        1995          1994
Land and land development costs. . . . . . . .       $ 37,144      $ 59,555
Direct and indirect construction costs . . . .         22,603        24,955
Land purchase options and cost of
 projects in planning. . . . . . . . . . . . .          4,499         4,292
                                                     $ 64,246      $ 88,802

     The total amount of interest costs capitalized was $5,016,000 for the year ended November 30, 1995, $4,005,000 for the year ended November 30, 1994, $1,467,000 for the six month period ended November 30, 1993 and $1,130,000 for the six month period ended May 31, 1993.
     In the year ended November 30, 1995, the Company recorded provisions of $1,593,000 to state inventory, consisting primarily of two properties, to estimated net realizable value. For the year ended November 30, 1994, $400,000 was recorded as a provision for estimated net realizable value. In the six month period ended May 31, 1993, the Company recorded provisions of $2,200,000 to state inventory at estimated net realizable value. These charges are reflected in the provision for estimated net realizable value. There were no charges recorded in the six month period ended November 30, 1993. During 1995, the Company acquired $10,511,000 of land. During 1994, the Company acquired $25,700,000 of land, $2,486,000 of which was financed with a purchase money mortgage.

4. Commercial land and buildings

     During the year ended November 30, 1995, the Company sold approximately $7,000,000 of its commercial building property and reduced related mortgage payables by $6,900,000, in accordance with management's plan to focus on its core business of residential homebuilding. As a result, Commercial land and buildings was reduced from $16,597,000 at November 30, 1994, to $9,439,000 at November 30, 1995.
     The sales were consummated in April 1995 and July 1995 for proceeds of $880,000 and $7,200,000, respectively. The sales resulted in pre-tax gains of approximately $80,000 and $425,000, respectively, and provided approximately $850,000 of cash for operations after the retirement of the mortgage debt.
     The remaining properties consists primarily of land located in Pennsylvania, New Jersey and Florida. These properties are available for sale as a result of management's focus on residential homebuilding.
     In the last month of 1994, the Company sold a commercial building for $800,000 in cash which reduced Commercial land and buildings by $770,000. The net proceeds of approximately $750,000 were used to reduce mortgages payable. The sale of this building did not result in a significant gain or loss.

5. Revolving Credit Agreement

     In February 1995, the Company entered into an agreement with its Lenders extending the term of the existing Amended Credit Agreement (the "Facility") from its maturity date of June 1, 1995 to February 28, 1997. In
February 1996, the Company amended its Facility to meet anticipated operating results through the remainder of the term of the Facility. In conjunction with the Company's decision to exit from the Chicago market, the amended Facility will permit borrowings of up to $55,000,000 until November 1, 1996, when the commitment is reduced to $50,000,000. The amended Facility increased the interest rate charged to the Company to the lender's prime rate (8.75% at November 30, 1995) plus two percent (2%). The Company believes that funds generated by its operating activities and borrowing availability under the Facility will provide sufficient capital to support the Company's operations through the term of the Facility; however, the Company believes that it will have to seek an extension of the Facility or arrange replacement financing prior to the expiration of the Facility on February 28, 1997.
     The February 1996 amendment to the Facility changed various covenants, the most restrictive of which prescribe levels of tangible net worth (as defined), EBITDA, and cash basis interest expense coverage and limits the acquisition of land and land development expenditures and the incurrence of other indebtedness. Although these limitations will restrict the Company's ability to expand its business, the Company believes it will be able to comply with the amended financial covenants based on its business plan. There can be no assurance that, if market conditions deteriorate further, business plan levels will be met.
     The Facility also limits the aggregate amount of cash and letters of credit which can be used to collateralize performance bonds to $5,000,000 of cash (approximately $2,600,000 and $3,200,000 was outstanding as of November 30, 1995 and November 30, 1994, respectively) and up to $10,000,000 of letters of credit ($1,500,000 and $3,000,000 were outstanding as of November 30, 1995 and November 30, 1994, respectively). At November 30, 1995, approximately $46,500,000, including $1,500,000 of letters of credit, was outstanding under the Facility. The Facility includes a borrowing base, based upon a percentage of the Company's eligible inventory, which restricted borrowings to $50,000,000 at November 30, 1995. The unused Facility commitment of $8,500,000 is available as of November 30, 1995 to the Company for investment in inventory that results in the corresponding growth of its borrowing base. As of November 30, 1995, approximately $3,500,000 was available to be borrowed under the borrowing base restriction. Substantially all of the Company's assets are pledged as
collateral under the Facility.     The number of lenders under the Facility has
recently decreased to four participants with Foothill Capital acquiring thirty-seven and one-half percent (37.5%) of the Facility from the Apollo Group and Fidelity Investments.
     Amounts borrowed under the Facility during the year ended November 30, 1995, bore interest at the lenders prime rate (8.75% at November 30, 1995) plus one and one-half percent (1-1/2%). The weighted average interest rates for the years ended November 30, 1995 and 1994 were 11.1% and 8.1%, respectively. The weighted average amounts borrowed for the corresponding years were $58,105,000 and $56,704,000, respectively.
     The total amount of interest paid, net of amounts capitalized, in the years ended November 30, 1995 and 1994 was $2,124,000 and $1,440,000,
respectively; $893,000 for the six months ended November 30, 1993; and $1,445,000 for the six months ended May 31, 1993.

6. Mortgages Payable

     Mortgages payable consist of the following (amounts in thousands):

                                                           November 30,
                                   Interest Rate        1995          1994
Mortgages payable, land (a). . . . Prime             $  1,227      $  2,486
Mortgages payable, other (b) . . . Prime + 1%              --         6,912
                                                     $  1,227      $  9,398

(a) Approximately $1,885,000 of inventories are pledged as collateral for a purchase money mortgage to a land seller at November 30, 1995 compared to $3,400,000 at November 30, 1994. During 1995, the purchase money mortgage was reduced by payments in exchange for mortgage releases. The remaining mortgage payable is due in 1996. The interest rate is prime (8.75% at November 30, 1995) but is not to exceed 10% and interest is paid semi-annually in March and September.
(b) Mortgages of $6,912,000 at November 30, 1994 were paid from the proceeds from the sale of the commercial properties in April and July 1995 (see Note 4).

     The weighted average interest rate for mortgages payable during the year ended November 30, 1995 was 9.9%.

7. Shareholders' Equity

     Pursuant to the Plan of Reorganization on May 28, 1993, the Company's Restated Certificate of Incorporation was amended to (i) eliminate the Company's Class B Stock, (ii) provide for 53,700,000 authorized shares of Common Stock (par value $.01 per share) and (iii) 2,600,000 shares of Redeemable Convertible Preferred Stock (par value $.10 per share). In 1994, the Amended and Restated Certificate of Incorporation was amended to also provide 10,000,000 shares of Class A Preferred Stock (par value $.10 per share) none of which is issued or outstanding.
     The Company adopted the Calton, Inc. 1993 Non-Qualified Stock Option Plan (the "Plan") which became effective upon the consummation of the Reorganization under which a total of 1,493,000 shares of Common Stock were reserved for issuance. Under the terms of the Plan, options may be granted at an exercise price designated by the Compensation Committee. The term of the option is for a maximum term of ten years. As of November 30, 1995, 1,270,000 options had been granted, none of which had been exercised and 1,046,000 were exercisable.
     During the second quarter of fiscal 1995, the Company's Board of Directors reviewed the outstanding options granted under the Company's Plan. The Board considered that the outstanding options were granted in more favorable economic periods. Therefore, in order to continue to provide an incentive to management, the Board adjusted the exercise price of all outstanding options held by employees to $.50 per share, the fair market value of the Company's Common Stock at the date of the Board action. The market value of the Company's stock at November 30, 1995 was $.4375.
     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation". Effective December 1, 1995, the Company will adopt the disclosure only alternative.

8. Income Taxes

     The following schedule reconciles the federal provision in lieu of income taxes computed at the statutory rate to the actual provision in lieu of income taxes (amounts in thousands):





                                                              Six       Six
                                                             Month      Month
                                                             Period    Period
                                            Years Ended      Ended      Ended
                                            November 30,    November   May 31,
                                          1995       1994   30, 1993    1993
Computed (benefit)/provision in lieu
 of income taxes at 34% . . . . . . . . $  (784)   $ 2,231   $ 1,617  $   618
Expenses for which deferred tax
 benefit cannot be
 currently recognized. . . . . . . . .    1,258        409        --   18,722
State and local tax provision/(benefit).    352        346       267   (3,737)
State tax reserves . . . . . . . . . . .     --       (695)       --       --
Nondeductible acquisition
 costs and expenses. . . . . . . . . .       --         --        --    4,223
Gain on extinguishment of debt . . . . .     --         --        --  (19,826)
Other, net . . . . . . . . . . . . . . .      5         76        --       --
Total provision in lieu
 of income taxes . . . . . . . . . . .  $   831    $ 2,367   $ 1,884  $    --

   The components of the provision in lieu of income taxes are as follows (amounts in thousands):

                                                              Six       Six
                                                             Month      Month
                                                             Period    Period
                                            Years Ended      Ended      Ended
                                            November 30,    November   May 31,
                                          1995       1994   30, 1993    1993
Federal
 Current . . . . . . . . . . . . . . .  $    --    $    --   $    --  $   --
 Deferred. . . . . . . . . . . . . . .       --         --        --      --
 Provision in lieu of income taxes . .      479      2,537     1,479      --
State
 Current . . . . . . . . . . . . . . .       79         24       235      --
 Deferred. . . . . . . . . . . . . . .       --         --        --      --
 Provision/(benefit) in lieu of
  income taxes. . . . . . . . . . . .       273       (194)      170      --
                                        $   831    $ 2,367   $ 1,884  $   --



     Fresh-start accounting and reporting requires the Company to report a provision in lieu of income taxes when the Company recognizes a pre-reorganization deferred tax asset. This requirement applies despite the fact that the Company's pre-reorganization net operating loss carryforward and other deferred tax assets would eliminate the related federal income tax payable. The current and future year tax benefit related to the pre-reorganization net deferred tax asset was recorded as a reduction of values in excess of amounts allocable to identifiable net assets until exhausted and then as a direct increase to paid in capital. The net deferred tax asset of $18,647,000 is primarily attributable to pre-reorganization deductible temporary differences.
     Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at November 30, 1995 and 1994 are as follows (amounts in thousands):

                                       November 30, 1995     November 30, 1994
                                        Deferred Deferred   Deferred Deferred
                                           Tax      Tax        Tax      Tax
                                         Assets Liabilities  Assets Liabilities
Fresh-start inventory reserves . . . . .$ 1,114    $   --    $ 2,636  $    --
Income from joint ventures . . . . . . .    328       417      5,344    2,040
Inventory and other reserves . . . . . .  2,064        --      5,542       --
Preproduction interest . . . . . . . . .     --       536         --      536
Federal net operating losses . . . . . .  7,568        --     14,110       --
State net operating losses . . . . . . .  6,647        --      8,483       --
Condemnation . . . . . . . . . . . . . .     --        --         --      245
Depreciation . . . . . . . . . . . . . .    285        89        306        7
Deferred state taxes . . . . . . . . . .  1,691        --      3,938      957
Other. . . . . . . . . . . . . . . . . .    812       820      1,209      891
                                         20,509     1,862      41,568   4,676
Valuation allowance. . . . . . . . . . .(18,647)       --     (36,892)     --
Total deferred taxes . . . . . . . . . .$ 1,862   $ 1,862     $ 4,676 $ 4,676


     Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. For federal and state tax purposes, a valuation allowance was provided on the deferred tax assets due to uncertainty of realization. Federal tax effects of deferred tax assets were recognized to the extent of existing available deferred tax credits.
     The federal net operating loss carryforward for tax purposes is approximately $22,000,000 at November 30, 1995 and $43,000,000 at November 30, 1994. The decrease is related to the reduction due to the Section 382 limitation and the utilization against taxable income attributable to Talcon L.P. A preliminary estimate of the Company's ability to use its deferred tax assets to offset future income is approximately $1,700,000 per year under
Section 382 of the Internal Revenue Code as a result of the recent change in control of the Company. These federal carryforwards will expire between 2007 and 2009. The Company received an income tax refund of $50,000 in 1995. No such amounts were received in 1994 and 1993.

9. Commitments and Contingent Liabilities

     (a) In July 1994, an action was filed against Calton Homes, Inc., the Township of Plainsboro, New Jersey and its planning board, certain real estate brokers and certain unnamed officers of Calton Homes, Inc., by approximately 60 purchasers in the Company's Princeton Manor development seeking compensatory and punitive damages arising out of an alleged failure to disclose that a portion of the property adjacent to the community could be developed by Plainsboro Township as a public works site. The Company is vigorously contesting this matter and, although there can be no assurances, does not believe that the case will have any material effect on the financial condition or results of operations of the Company. In addition, the Company believes that it is contractually entitled to indemnification from Plainsboro Township in the event that any liability should arise.
     (b) The Company is involved from time to time in other litigation in the ordinary course of business. Management presently believes that the resolution of any such matter should not have a material, adverse effect on the financial condition or results of operations of the Company.
     (c) The Company is obligated under operating leases for office space expiring between 1996 and 2000 with total annual rentals of approximately $313,000. Rental expense for the year ended November 30, 1995, November 30, 1994, and the six and twelve month periods ended November 30, 1993 amounted to $781,000, $715,000, $408,000 and $846,000, respectively.
     (d) The Company  has a qualified contributory retirement plan (401(k)
Plan) which covers all eligible full-time employees with a minimum of one year of service. Employees may contribute up to eighteen percent (18%) of their annual compensation with employer matching at the Company's discretion. The Company's contribution to the plan was $213,000 in 1995 and $198,000 in 1994. The Company's contribution to the plan was not significant in 1993. The Company's matching contribution, in the form of registered Common Stock of the Company, for 1995 was 75% of participant contributions. The Company's matching contribution, in the form of registered Common Stock of the Company, for 1996 will be 5% of participant contributions.
     (e) Commitments include the usual obligations of housing producers for the completion of contracts in the ordinary course of business.

10. Investments In Joint Ventures

     Investments in joint ventures at November 30, 1995 consist of a partnership interest in a joint venture located in Maryland.
     The Company previously wrote off its entire equity investment in Talcon L.P. and recorded a reserve for $1,000,000 of indebtedness owed to it by Talcon L.P. In connection with Talcon L.P.'s dissolution and liquidation, it paid the Company $890,000 in the 1995 in full satisfaction of its debt obligations. This payment was classified as non-operating Other (income) expense.
     Equity in operations of joint ventures was a loss of $9,422,000 for the six months ended May 31, 1993. No such amounts were recorded for the years ended November 30, 1995 and 1994 and the six month period ended November 30, 1993.

11. Reorganization

     Calton, Inc. and certain of its subsidiaries consummated a Plan of Reorganization on May 28, 1993 (the "Effective Date"). The Plan of Reorganization (the "Reorganization"), which was confirmed by the United States Bankruptcy Court on May 6, 1993, resulted in the discharge of approximately $61,542,000 of principal and $22,847,000 of interest due the holders of the 16-5/8% Senior and 12-5/8% Subordinated Notes of Calton, Inc. and certain of its subsidiaries in exchange for 21,709,000 shares of Common Stock, 2,600,000 Warrants to purchase Common Stock, 2,600,000 shares of Preferred Stock, $5,000,000 of cash and $1,000,000 of the short term new notes (retired on September 30, 1993) which were issued to the 16- 5/8% Noteholders. During the second quarter of fiscal 1994, 2,072,185 Warrants were exercised and, as required under the terms of the Reorganization, the Company used the proceeds to redeem 2,072,185 shares of Redeemable Convertible Preferred Stock at a redemption price of $1.53 per share. The remaining 527,815 shares of Redeemable Convertible Preferred Stock were automatically converted into Common Stock. The value of the cash, notes and securities issued was less than the debt discharged, thereby resulting in an extraordinary gain of $58,311,000.
     In accounting for the effects of the Reorganization, the Company implemented Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" issued by the American Institute of Certified Public Accountants in November 1990. SOP 90-7 requires an allocation of the reorganization value in conformity with the procedures specified by Accounting Principles Board Opinion No. 16, "Business Combinations" for transactions reported on the basis of the purchase method.
     The Company's reorganization value was determined to be $21,000,000 with the assistance of independent advisors. The reorganization value was based upon discounted projected cash flows for the reorganized Company over a five-year period. The projected cash flows included assumptions as to anticipated sales and margins, marketing plans and operating expense levels. A discount rate of 16% was used, which reflected the weighted average cost of capital, the uncertainty of the cash flows, the general inherent risk of the housing industry and general business conditions. In this regard, the Company incurred $23,917,000 in charges to adjust its inventories and commercial land and buildings to estimated fair market value. Such estimates and assumptions were inherently subject to significant economic and competitive uncertainties beyond the control of the Company, including, but not limited to, those with respect to the future courses of the Company's business activity. Accordingly, there will usually be differences between projections and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.
     As a result of the determination of the amount of reorganization value and the fair market value of assets and liabilities (other than intangibles), a $11,360,000 write-off of Values in excess of amounts allocable to identifiable net assets ("goodwill") was recorded and a $5,000,000 balance resulted. The resulting goodwill was amortized and was reduced by the realization of deferred tax assets through the recognition of the provision in lieu of income taxes. As a result of these two factors, the amount of goodwill was reduced to zero as of November 30, 1994.

12. Quarterly Financial Results(Unaudited)

     Quarterly financial results for the years ended November 30, 1995 and 1994 are as follows (amounts in thousands, except per share amounts):


                                            Three Months Ended
                             February 28,  May 31,   August 31,  November 30,
                                 1995        1995        1995        1995
Revenues . . . . . . . . . .   $38,215     $38,836     $60,362     $43,430
Gross profit . . . . . . . .     4,411       4,403(b)    7,418       4,921
Net income (loss). . . . . .      (375)(a)    (316)      1,008      (3,455)(c)
Net income (loss) per share.      (.01)       (.01)        .04        (.13)

                                            Three Months Ended
                             February 28,  May 31,   August 31,  November 30,
                                 1994        1994        1994        1994
Revenues . . . . . . . . . .   $28,994     $36,252     $47,129     $56,348
Gross profit . . . . . . . .     5,558       6,441       8,280       9,105
Net income . . . . . . . . .       746         705       1,355       1,387(d)
Net income per share . . . .       .03         .03         .05         .05


     (a)Includes a $200,000 charge for costs primarily associated with the consolidation of the New Jersey-North and New Jersey-South divisions.

     (b)Includes a $1.1 million charge resulting from abandoning nine properties under option and a credit of $1.1 million realized from the reversal of a reserve previously provided on a completed community.

     (c)Includes $1.6 million writedown of inventories to estimated net realizable value, $1.1 million of restructuring charges related to the wind down of the Chicago division and $640,000 in executive severance, partially offset by the $820,000 collection of a note previously reserved.

     (d)Includes costs of $800,000 relating to the proposed unit offering and related working capital facility and a tax benefit of approximately $700,000 related to the resolution of a certain tax issue.




                     PART II


     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.                Other Expenses of Issuance and Distribution.

                    SEC registration fee ...................... $  5,049
                    NASD filing fee ...........................    1,903
                    Accounting fees and expenses ..............   40,000
                    Legal fees and expenses ...................   80,000
                    Printing and engraving ....................   37,000
                    Blue Sky fees and expenses ................    2,500
                    Fees and Expenses of Transfer
                     Agent and Registrar ......................    1,000
                    Miscellaneous .............................    3,000
                    Total ..................................... $169,452

-------------------

Item 14.  Indemnification of Directors and Officers.

   Section 14A:3-5 of the New Jersey Business Corporation Act grants corporations the power to indemnify their directors, officers, employees and agents in accordance with the provisions therein set forth.

   Article VI of the By-laws of Calton, Inc. ("Calton") provides for the indemnification of the directors, officers, employees and agents of Calton and any persons serving at Calton's request as a director, officer, employee or agent of a subsidiary of Calton ("Corporate Agents"). More specifically, Calton is obliged to indemnify a Corporate Agent against his expenses and liabilities actually and reasonably incurred in connection with the defense of any proceeding involving the Corporate Agent by reason of his being or having been such a Corporate Agent, other than a proceeding by or in the right of Calton; provided, that such Corporate Agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Calton and, with respect to any criminal proceeding, such Corporate Agent had no reasonable cause to believe his conduct unlawful. In addition, Calton shall indemnify a Corporate Agent against his liabilities and expenses, actually or reasonably incurred by him in connection with the defense, in any proceeding, by or in the right of Calton to procure a judgment in its favor which involves the Corporate Agent by reason of his being or having acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Calton or a court determines that the Corporate Agent is entitled to indemnity. To the extent that a Corporate Agent of Calton has been successful on the merits in any proceeding referred to above, Calton must indemnify the Corporate Agent against expenses, including attorney fees.

   Unless otherwise ordered by a court, prior to the payment of any indemnification to a Corporate Agent of Calton, the Board of Directors of Calton or the shareholders thereof will determine in a given situation whether indemnification is proper under Calton's By-laws based upon the conduct of the Corporate Agent. Expenses incurred by a Corporate Agent in connection with a proceeding may be paid by Calton in advance of the final disposition of the proceeding; provided, that such payment is authorized by Calton's Board of Directors and the Corporate Agent undertakes to repay such amount if it is found that he is not entitled to be indemnified under Calton's By-laws.

   Article VI of Calton's By-laws empowers Calton to purchase and maintain insurance on behalf of any Corporate Agent against any expenses incurred in any proceeding and any liabilities asserted against him by reason of his being or having been a Corporate Agent, whether or not Calton would have the power to indemnify him against such expenses and liabilities under Calton's By-laws.

   See Article VI of Calton's By-laws, as amended, filed as Exhibit 3.2 to Calton's Annual Report on Form 10-K for the fiscal year ended November 30, 1990, for a complete description of indemnification by Calton of its directors and officers.

   Calton maintains a liability insurance policy providing coverage for its directors and officers and the directors and officers of its subsidiaries in an amount up to an aggregate limit of $15,000,000 for any single occurrence.

Item 15.   Recent Sales of Unregistered Securities.

   The Company has not sold any securities within the past three years which were not registered under the Securities Act of 1933.

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibit Index.

Exhibit No.              Exhibit

x   2.        Plan of Reorganization of Calton, Inc. and Subsidiaries.

x   3(a)      Amended and Restated Certificate of Incorporation of Calton, Inc.
              filed with the Secretary of State, State of New Jersey on May 28,
              1993.

v   3(b)      Certificate of Amendment to Amended and Restated Certificate of
              Incorporation of Calton, Inc. filed with the Secretary of State, State of New Jersey on April 27, 1994.

#   3.15      By-laws of Calton, Inc., as amended.

x   5.        Opinion of Giordano, Halleran & Ciesla, a Professional
              Corporation, including consent of such counsel.

z   10.       Calton, Inc. Amended and Restated 1993 Non-Qualified Stock Option
              Plan.

x   10.1      Registration Rights Agreement dated as of May 28, 1993, between
              Calton, Inc. and the Selling Securityholders.

+   10.2      Severance Policy for Senior Executives of Registrant.

o   10.3(a)   Executive Employment Agreement dated as of January 26, 1994 between Calton, Inc. and Douglas T. Noakes.

z   10.3(b)   Amendment to Executive Employment Agreement between the Company and Douglas T. Noakes.

+   10.4      Incentive Compensation Plan of Registrant.

x   10.5      Amended and Restated Loan and Security Agreement dated as of May
              28, 1993 among Calton, Inc., Calton Funding, Inc. and a group of financial institutions (the "Amended Credit Agreement").

o   10.6(a)
First, Second and Third Amendments to the Amended Credit
              Agreement.

@   10.6(b)   Fourth Amendment to Amended Credit Agreement.

+   10.6(c)   Fifth Amendment to Amended Credit Agreement.

z   10.6(d)   Sixth Amendment and Seventh Amendment to Amended Credit
              Agreement.

z   10.7      Supplemental Executive Compensation Agreement between Registrant and Douglas T. Noakes.

z   10.8      Supplemental Executive Compensation Agreement between Registrant and Bradley A. Little. An agreement substantially identical in term and content between the Registrant and Robert A. Fourniadis has not been reproduced herein.

   10.9 Executive Employment Agreement dated as of November 21, 1996 between Registrant and Anthony J. Caldarone.

z   21.       Subsidiaries of Calton, Inc.

*   23.       Consent of Independent Accountants.

x   23.1      Consent of Giordano, Halleran & Ciesla, P.C. (filed with exhibit
              5).

x   24.       Power of Attorney (included on signature pages of Post-Effective
              Amendment No. 3 to Registration Statement on Form S-1).

z   27.       Financial Data Schedules.



x             Filed with Amendment No. 1 to the Registration Statement.

*             Filed with Post-Effective Amendment No. 3 to the Registration
Statement.

v             Incorporated by reference to Amendment No. 1 to the Calton, Inc.
              Registration Statement on Form S-1 (Registration No. 33-76312) pursuant to Rule 411(c) promulgated under the Securities Act of 1933.

@             Incorporated by reference to Amendment No. 2 to the Calton, Inc.
              Registration Statement on Form S-1 (Registration No. 33-76312) pursuant to Rule 411(c) promulgated under the Securities Act of 1933.

# Incorporated by reference to the Calton, Inc. Annual Report on Form 10-K for the fiscal year ended November 30, 1990, pursuant to Rule 411(c) promulgated under the Securities Act of 1933.

o Incorporated by reference to the Calton, Inc. Annual Report on Form 10-K for the fiscal year ended November 30, 1993, pursuant to Rule 411(c) promulgated under the Securities Act of 1933.

+ Incorporated by reference to Calton, Inc. Annual Report on Form 10-K for the fiscal year ended November 30, 1994 pursuant to Rule 411(c) promulgated under the Securities Act of 1933.

z Incorporated by reference to the Calton, Inc. Annual Report on Form 10-K for the fiscal year ended November 30, 1995, pursuant to Rule 411(c) promulgated under the Securities Act of 1933.

(b)           Financial Statement Schedules.

   Schedule II  - Calton, Inc. and Subsidiaries, Valuation and Qualifying
                  Accounts at May 31, 1993 and November 30, 1993 1994 and 1995

   All other Schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or notes thereto.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   Our reported on the consolidated financial statements of Calton, Inc., dated January 12, 1996, which includes an explanatory paragraph regarding the financial statements at May 31, 1993 being reflected at estimated fair market value in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7 and the financial statements for the six months ended November 30, 1993 are not comparable to May 31, 1993 and prior thereto, has been included in this Form S-1 on page F-2. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in the Index on page II-5 of this Form S-1.

   In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.





COOPERS & LYBRAND LLP
/s/ Coopers & Lybrand LLP



Princeton, New Jersey
January 12, 1996



                                                      SCHEDULE II
                                   CALTON, INC. AND SUBSIDIARIES
                                 VALUATION AND QUALIFYING ACCOUNTS

                                      (Amounts in Thousands)


                                       Additions
                    Balance at   Charged to   Charged to              Balance
                    Beginning     Costs and     Other                   At End
Description         of Period     Expenses     Accounts   Deductions   of Period

Six month period
 ended May 31, 1993:
Net realizable
value reserves for
inventory:           $12,884      $ 2,200     $23,517(A)  $38,601(B)   $   ---
Valuation allowance
 for net deferred
 tax asset           $21,798     $18,722(C)   $   ---     $   ---      $40,520

Six month period
 ended November 30,
 1993:
Net realizable
value reserves for
inventory:           $   ---     $  ---       $  ---      $   ---      $   ---
Valuation allowance
 for net deferred
 tax asset           $40,520     $  ---       $ 1,451     $ 2,606      $39,365

Year ended
 November 30, 1994:
Net realizable
value reserves for
inventory:            $   ---    $   400      $   ---     $   ---      $   400
Valuation allowance
 for net deferred
 tax asset            $39,365     $  ---      $   ---     $ 2,473      $36,892

Year ended
 November 30, 1995:
Net realizable
value reserves for
inventory:            $   400     $ 1,593     $  ---      $  ---       $ 1,993
Valuation allowance
 for net deferred
 tax asset            $36,892     $   ---     $   ---     $18,245(D)   $18,647


(A) Represents $23,517,000 of fresh-start reserves charged to Reorganization Costs.

(B) Represents the revaluation of inventory to reflect estimated fair market value in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7.

(C) Represents amounts attributable to pre-reorganization deductible temporary differences.

(D)   Represents the impact of the recalculation of the Section
      382 limitation and the utilization against taxable income attributable to Talcon, L.P.


Item 17.   Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i)    To include any prospectus required by section    10(a)(3) of
the Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

   (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


   (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the Registration Statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.



                       SIGNATURES

                    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Manalapan, State of New Jersey, on this 20th day of March, 1996.

                               CALTON, INC.
                               (Registrant)


                   By:         /s/ Anthony J. Caldarone
                               Anthony J. Caldarone, Chairman,
                               President and Chief Executive
                               Officer


   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony J. Caldarone, his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registrant Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.
   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                            Title                         Date

/s/ Anthony J. Caldarone   President, Chief Executive
(Anthony J. Caldarone)      Officer and Director
                           (Principal Executive Officer)      March 20, 1996

/s/ Bradley A. Little      Senior Vice President - Finance
(Bradley A. Little)        & Treasurer
                           (Principal Financial and
                                Accounting Officer)           March 20, 1996

/s/ Mark N. Fessel         Director                           March 20, 1996
(Mark N. Fessel)


/s/ Frank Cavell Smith, Jr. Director                          March 20, 1996
(Frank Cavell Smith, Jr.)


/s/ J. Ernest Brophy        Director                          March 20, 1996
(J. Ernest Brophy)